International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2012

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MARCH 31, 2012

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012    1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the nine months ended		Full Year
	March 31, 2012	March 31, 2011	June 30, 2011
Lending (Discussed in Section III)
Commitments[a]	$11,547	$16,035	$26,737
Gross disbursements[b]	15,583	18,204	21,879
Net disbursements[b]	5,950	10,756	7,994
Reported Basis
Income Statement (Discussed in Section II)
Operating income[c]	$667	$925	$1,023
Board of Governors-Approved Transfers	(595)	(438)	(513)
Net (loss) income	(501)	912	930
Balance Sheet (Discussed in Section III)
Total assets	$347,633	$298,036	$314,211
Unrestricted cash and investments, net	45,830	28,370	30,684
Net loans outstanding	133,919	132,639	130,470
Borrowing portfolio[d]	143,189	122,611	122,501
Total equity	39,250	38,569	39,683
Performance Ratios (Discussed in Section IV)
Return on usable equity
Based on operating income	2.31%	3.36%	2.77%
Based on net (loss) income	(1.70)	3.23	2.44
Equity-to-loans ratio[e]	27.88	27.37	28.59
Fair Value Basis
Income Statement (Discussed in Section II)
Net (loss) income[f]	$(1,203)	$869	$1,704
Net (loss) income excluding Board of Governors-Approved Transfers	(608)	1,307	2,217
Balance Sheet (Discussed in Section III)
Total assets	$346,293	$297,000	$313,188
Unrestricted cash and investments, net	45,830	28,370	30,684
Net loans outstanding	132,579	131,603	129,447
Borrowing portfolio[d]	143,183	122,592	122,482
Total equity	37,916	37,552	38,679
Performance Ratios (Discussed in Section IV)
Return on usable equity[g]	(2.16)%	4.63%	5.87%
Equity-to-loans ratio[e]	27.43	27.75	28.99

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized loan origination fees.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Net of derivatives.
e.	Ratios are computed using usable equity and exclude the respective period’s operating income. (Full year June 30, 2011 amount includes proposed transfer to the General Reserve from FY 2011 net income).
f.	Fair value net income on a comprehensive basis comprises net income on a reported basis, additional fair value adjustment on the loan portfolio, and changes in Accumulated Other Comprehensive Income (AOCI).
g.	Ratios exclude Board of Governors-Approved Transfers.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012

I.	Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2011 (FY 2011). IBRD undertakes no obligation to update any forward-looking statements.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement. However, the loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). Management believes that the fair value financial statements, which include the loan portfolio at fair value, are a comprehensive representation of the financial standing of the institution. While fair value measures reflect short-term volatility based on the market environment, management monitors these indicators to assess the underlying trends in the market and the impact on IBRD’s risk management strategies.

When making decisions on income allocation and distribution, in addition to monitoring the trend in the fair value balance sheet, management also monitors the results from stress tests, and the equity-to-loans and long-term investment asset ratio (equity-to-loans ratio) as indicators of IBRD’s financial standing within an overall Strategic Capital Adequacy Framework (discussed further in Section IV).

Certain reclassifications of prior year’s information have been made to conform to the current year’s presentation. See Note A—Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements.

II.	Summary of Fair Value Basis Results

Operating Income

The primary drivers of IBRD’s reported operating income are interest earned (net of funding cost) on the loan and investment portfolios, the equity duration extension strategy, administrative expenses, and the provision for losses on loans and other exposures.

Operating income was $667 million for the first nine months of the fiscal year ending June 30, 2012 (FY 2012), compared to $925 million in the same period in FY 2011. The decrease of $258 million in operating income is explained by the following factors:

Provision for losses on loans and other exposures: For the first nine months of FY 2012, there was a $186 million increase in the provision for losses on loans and other exposures primarily due to the decline in the credit quality of the loan portfolio. In contrast, during the same period in FY 2011, there was a $66 million decrease in the provision for losses on loans and other exposures due to the improvement in the credit quality of the loan portfolio.

Table 1: Condensed Fair Value Statement of Income

In millions of U.S. dollars

For the nine months ended March 31	2012	2011	Variance
Interest income, net of funding cost
Interest margin	$546	$393	$153
Equity-funded loans	138	154	(16)
Equity duration extension strategy	835	849	(14)
Investments	73	97	(24)

Net Interest Income	$1,592	$1,493	$99

Provision for losses on loans and other exposures[a] - (increase) decrease	(186)	66	(252)
LTIP income	46	164	(118)
Net non-interest expense and other income	(785)	(798)	13

Reported Basis Operating Income	$667	$925	$(258)

Board of Governors-Approved Transfers	(595)	(438)	(157)
Fair value adjustments on non-trading portfolios, net	(573)	425	(998)

Reported Basis Net (Loss) Income	$(501)	$912	$(1,413)

Fair value adjustment on loans, net	(371)	(825)	454
Changes in accumulated other comprehensive (loss) income	(331)	782	(1,113)

Fair Value Net (Loss) Income	$(1,203)	$869	$(2,072)

a.	Other exposures include: deferred drawdown option, irrevocable commitments, exposures to member countries’ derivatives and guarantees.

Long-Term Income Portfolio (LTIP) income: The $118 million decrease in income from LTIP was primarily due to lower unrealized mark-to-market gains from the equity portfolio, reflecting the lower returns from the equity markets as compared to the same period in FY 2011.

These factors were partially offset by:

Interest margin: The $153 million increase in the interest margin primarily reflects higher spreads from the increased proportion of loans carrying the new loan pricing terms which were approved in the fiscal year ended June 30, 2010 (FY 2010).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012    3

Fair Value Net Income

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio, and changes in AOCI, which are related to currency translation adjustments and changes in the value of the pension plans. Table 7 provides a reconciliation from the condensed statement of income on a reported basis to fair value income on a comprehensive basis.

The primary drivers of IBRD’s fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of IBRD’s loan portfolio as measured by Credit Default Swap (CDS) spreads after adjustments to reflect IBRD’s recovery experience.

The net loss on a comprehensive fair value basis was $1,203 million for the first nine months of FY 2012, compared to net income of $869 million for the same period in FY 2011. The decrease of $2,072 million in fair value net income is explained by the following factors:

Board of Governors-Approved Transfers: During the first nine months of FY 2012, the Board of Governors approved a transfer of $520 million from IBRD’s FY 2011 net income to the International Development Association (IDA). This was IBRD’s first installment of its commitment under the Sixteenth Replenishment of IDA’s resources. During the same period in FY 2011, $383 million was transferred to IDA representing IBRD’s third and final transfer to IDA under the Fifteenth Replenishment of IDA’s resources.

In addition, during the first nine months of FY 2012, the Board of Governors approved a transfer of $75 million from Surplus to the South Sudan Transition Trust Fund. During the same period in FY 2011, the Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and the West Bank.

Fair Value Adjustment on Non-Trading Portfolios, net: For the first nine months of FY 2012, IBRD experienced net unrealized losses of $573 million, compared with net unrealized gains of $425 million in the same period in FY 2011 (see Table 2). The key factors contributing to these unrealized losses/gains are as follows:

During the first nine months of FY 2012, IBRD experienced net unrealized losses on the borrowing portfolio (including loan-related derivatives). The net unrealized losses were primarily attributable to the loan-related derivatives. IBRD is a fixed interest rate payer on the loan-related derivatives. These net unrealized losses were significantly offset by net unrealized gains on the derivatives held in the asset-liability management portfolio, where IBRD is a fixed interest rate receiver. The net unrealized losses and gains from these portfolios were due to the significant decline in interest rates across all major yield curves during the period. During the first nine months of FY 2011, IBRD experienced net unrealized gains of $425 million primarily due to the steepening of the major yield curves during the period.

Table 2: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

For the nine months ended March 31,	2012	2011
Borrowing Portfolio (including loan-related derivatives)	$(1,547)	$1,167
Derivatives held in the asset-liability management portfolio	967	(753)
Derivatives held in the client operations portfolio	3	1
A loan with an embedded derivative	4	10

Net unrealized (losses) / gains	$(573)	$425

For the first nine months of FY 2012 and FY 2011, IBRD’s credit spreads relative to the London Interbank Offered Rate (LIBOR) remained largely unchanged.

Fair Value Adjustment on Loans: For the first nine months of FY 2012, the fair value adjustment on loans was negative $371 million compared to negative $825 million in the same period in FY 2011 (see Table 1). This adjustment reflects changes in both interest rates and credit risk. The negative fair value adjustment for the first nine months of FY 2012 was primarily driven by unrealized credit losses due to the widening of CDS spreads, significantly offset by unrealized gains from the decline in interest rates. In contrast, during the same period in FY 2011, the negative fair value adjustment was primarily driven by the steepening of the yield curves of all major currencies and an increase in unrealized credit losses, associated with the significant growth in the loan portfolio.

Changes to Accumulated Other Comprehensive Income: The changes to AOCI for the first nine months of FY 2012 resulted in a decrease of $331 million, which primarily relates to the net negative currency translation adjustments resulting from the 8% depreciation of the euro against the U.S. dollar (see Table 1). In contrast, during the same period in FY 2011, the change to AOCI resulted in an increase of $782 million, primarily related to the net positive currency translation adjustments resulting from the 16% appreciation of the euro against the U.S. dollar.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012

III.	Fair Value Basis Balance Sheet

The Condensed Fair Value Balance Sheet in Table 3 presents IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Table 6 provides a reconciliation from the reported basis balance sheet to the fair value basis balance sheet.

Table 3: Fair Value Condensed Balance Sheet

In millions of U.S. dollars

As of	March 31, 2012	June 30, 2011	Variance
Investments and due from banks	$49,236	$35,107	$14,129
Net loans outstanding	132,579	129,447	3,132
Receivable from derivatives	159,697	144,711	14,986
Other assets	4,781	3,923	858

Total Assets	$346,293	$313,188	$33,105

Borrowings	155,764	135,223	20,541
Payable for derivatives	144,109	130,429	13,680
Other liabilities	8,504	8,857	(353)
Equity	37,916	38,679	(763)

Total Liabilities and Equity	$346,293	$313,188	$33,105

Lending Activities

IBRD’s principal assets are its loans to borrowing member countries.

•	Since July 1, 2008 (FY 2009), in response to the global financial crisis, IBRD’s cumulative commitments totaled $121 billion.

•

For the first nine months of FY 2012, loan commitments decreased by $4.5 billion compared to the same period in FY 2011. Despite the decrease in commitments during this period, demand for IBRD’s loan products still remains strong and substantially above pre-FY 2009 levels.

•

On January 24, 2012, the Board of Executive Directors approved Program-for-Results, an innovative new financing instrument that links the disbursement of funds directly to the delivery of defined, verifiable results. With this instrument, IBRD now has three complementary lending instruments to offer member countries, namely: policy support (development policy lending), project support (investment lending) and program support (Program-for-Results).Through Program-for-Results, IBRD will help member countries improve the design and implementation of their development programs and increase accountability. The new instrument’s key features include: financing and support for borrower programs, disbursement of funds upon achievement of results, focus on strengthening institutional capacity, and providing assurance that IBRD’s financing is used appropriately and that the environmental and social impacts of the program are adequately addressed. As of March 31, 2012, no commitments had been made under this new program.

•

As of March 31, 2012, on a fair value basis, IBRD’s loan portfolio totaled $132.6 billion, an increase of $3.1 billion from June 30, 2011. This was primarily due to net positive disbursements of $6.0 billion, which were partially offset by net negative currency translation adjustments of $2.3 billion, primarily due to the depreciation of the euro against the U.S. dollar, and a net negative fair value adjustment of $0.4 billion. The net negative fair value adjustment was primarily driven by unrealized credit losses due to the widening of CDS spreads, significantly offset by unrealized gains from the decline in interest rates.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012    5

Investment Activities

IBRD manages its investments in two portfolios: a liquid asset portfolio and a Long-Term Income Portfolio (LTIP).

•

Liquid asset portfolio: This portfolio is comprised of three sub portfolios: stable, operational and discretionary. The discretionary portfolio was re-activated on November 30, 2011. The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments. As of March 31, 2012, the liquid asset portfolio totaled $43.5 billion, an increase of $15.1 billion compared to June 30, 2011, primarily reflecting management’s decision to bolster liquidity. Of the $15.1 billion increase in liquidity, $7.5 billion is being held in the discretionary portfolio.

•

LTIP: The objective of this portfolio is to increase IBRD’s income over the long-term by investing part of its equity in a diversified portfolio of risk assets, including listed equity securities. As of March 31, 2012, the market value of LTIP was $1,389 million, an increase of $41 million as compared to June 30, 2011. This increase primarily reflects unrealized mark-to-market gains during the first nine months of FY 2012. Since its inception in November 2008, the market value of LTIP has increased by $389 million.

Funding Activities

IBRD’s lending and investment activities, as well as general operations, are funded by proceeds from debt issuances and equity.

•

Borrowings: To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. At March 31, 2012, the borrowing portfolio totaled $143.2 billion, an increase of $20.7 billion, as compared to June 30, 2011 (see Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to net new issuances of $20.4 billion and unrealized mark-to-market losses of $1.5 billion primarily resulting from the significant declines in interest rates across all major yield curves. These were partially offset by a reduction of $1.9 billion due to currency translation adjustments, consistent with the depreciation of the euro against the U.S. dollar.

•

Equity: IBRD’s equity is primarily comprised of paid-in capital and retained earnings. As part of the capital increases authorized by the Board of Governors in FY 2011, subscribed capital is expected to increase by $86.2 billion over the next five years, of which $5.1 billion is expected to be paid-in. As of March 31, 2012, $689 million had been paid in.

IV.	Financial Risk Management

Risk-Bearing Capacity

IBRD uses its risk-bearing capacity as a key indicator for financial risk management. The Executive Directors monitor IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and the equity-to-loans ratio.

IBRD’s equity-to-loans ratios on both the reported and fair value bases at March 31, 2012 were lower compared to those as of June 30, 2011 (see Table 4). The decline in the ratios was primarily due to the increase in exposure to borrowing member countries.

IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its loan portfolio. As a result, while the depreciation of the euro against the U.S. dollar during the first nine months of FY 2012 impacted the individual portfolios, there was no material impact on the equity-to-loans ratio.

One element of usable equity is usable capital, which consists of paid-in capital that is used in IBRD’s lending and general operations. In addition to the increase in usable capital as a result of subscriptions to the capital increases, IBRD continues to work with members to reach agreement on the release of the portion of their paid-in capital which is currently restricted as to its usage. Since October 2009, 22 members have agreed to release $1.4 billion of paid-in capital, of which $0.8 billion is currently usable.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012

Table 4: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	March 31, 2012	March 31, 2011	June 30, 2011
Reported Basis
Equity-to-loans ratio[a]	27.88%	27.37%	28.59%
Equity used in equity-to-loans ratio[b]	$38,652	$37,408	$38,689
Loans outstanding, LTIP assets and other exposures	$138,660	$136,694	$135,310
Fair Value Basis
Equity-to-loans ratio[a]	27.43%	27.75%	28.99%
Equity used in equity-to-loans ratio[c]	$38,004	$37,640	$38,925
Loans outstanding, LTIP assets and other exposures	$138,542	$135,657	$134,291

a.	Ratios are computed using usable equity and exclude the respective period’s operating income. (Full year June 30, 2011 amount includes proposed transfer to the General Reserve from FY 2011 net income).
b.	The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital (adjusted for the restricted elements and net maintenance of value), Special Reserve, General Reserve, cumulative translation adjustment, the underfunded status of IBRD’s pension plans and the cumulative LTIP reserve.
c.	In addition to usable equity, the fair value equity-to-loans ratio reflects the effects of the fair value adjustment on non-trading portfolios and on the loan portfolio.

Income Allocation

It is management’s practice to recommend each year, the allocation of net income to augment reserves, thereby increasing IBRD’s risk-bearing capacity and supporting development activities.

During the first nine months of FY 2012, the Board of Governors approved transfers totaling $595 million from IBRD’s FY 2011 net income and from Surplus, an increase of $157 million over the same period in FY 2011 (see Section II). For more details relating to the allocation out of the net income earned in FY 2011 and transfers from Surplus that have been recommended by the Executive Directors and approved by the Board of Governors during FY 2012, refer to Note G—Retained Earnings, Allocations and Transfers, in the Notes to the Condensed Quarterly Financial Statements.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012    7

Commercial Credit Risk

The effective management of credit risk is vital to the success of IBRD’s funding, investment, and asset-liability management activities. The monitoring and managing of these risks is a continuous process due to changing market conditions. IBRD’s commercial credit risk is concentrated in investments, which comprise debt instruments issued by sovereign governments, agencies, corporate entities and banks. See Table 5 below:

Table 5: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of March 31, 2012
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA	$17,484	$7,694	$73	$25,251	55%
AA	5,822	9,382	578	15,782	34
A	—	4,822	195	5,017	11
BBB	—	2	—	2	*
BB or lower	—	10	—	10	*

Total	$23,306	$21,910	$846	$46,062	100%

	As of June 30, 2011
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA	$4,379	$6,698	$—	$11,077	34%
AA	4,671	11,814	989	17,474	54
A	488	3,313	190	3,991	12
BBB	—	4	—	4	*
BB or lower	—	11	—	11	*

Total	$9,538	$21,840	$1,179	$32,557	100%

a.	Excludes (a) externally managed portfolios including LTIP equities and Post-Employment Benefits Plan and (b) swap exposures executed with borrowing member countries, International Finance Facility for Immunisation (IFFIm) and IDA.
*	Indicates amounts less than 0.5%.

The increase in commercial credit exposure during the first nine months of FY 2012 reflects management’s decision to bolster IBRD’s liquidity levels. Of the total commercial credit exposure, net of collateral held, as of March 31, 2012, $9.1 billion (20%) related to countries in the Euro Zone, of which $7.0 billion (77%) is rated AA or above and none were rated below A.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. For the contractual values, notional amounts and related credit risk exposure amounts by type of derivative instrument see Note F—Derivative Instruments, in the Notes to the Condensed Quarterly Financial Statements.

V. Senior Management Changes

On August 15, 2011, Ngozi Okonjo-Iweala retired as Managing Director of IBRD.

On September 19, 2011, Caroline Anstey was appointed as Managing Director of IBRD.

The Executive Directors are charged, under the Articles of Agreement, with the selection of IBRD’s President. Following the decision by Robert B. Zoellick not to seek reappointment at the end of his term which expires on June 30, 2012, the Executive Directors selected Jim Yong Kim on April 16, 2012. The appointment will become effective on July 1, 2012.

Following the decision by Vincenzo La Via to retire as Chief Financial Officer (CFO) of IBRD, Charles McDonough was appointed as acting CFO effective March 28, 2012. A global search for a new CFO is in progress.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012

VI. Reconciliation of Reported Basis to Fair Value Basis Financial Statements

Table 6: Condensed Balance Sheet

In millions of U.S. dollars

	March 31, 2012			June 30, 2011
As of	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$3,612	—	$3,612	$2,462	—	$2,462
Investments	45,624	—	45,624	32,645	—	32,645
Receivable from derivatives	159,697	—	159,697	144,711		144,711
Net loans outstanding	133,919	$(1,340)	132,579	130,470	$(1,023)	129,447
Other assets	4,781	—	4,781	3,923	—	3,923

Total assets	$347,633	$(1,340)	$346,293	$314,211	$(1,023)	$313,188

Borrowings	$155,770	$(6)[a]	$155,764	$135,242	$(19)[a]	$135,223
Payable for derivatives	144,109	—	144,109	130,429	—	130,429
Other liabilities	8,504	—	8,504	8,857	—	8,857

Total liabilities	308,383	$(6)	308,377	274,528	(19)	274,509
Paid in capital	12,181	—	12,181	11,720	—	11,720
Retained earnings and other equity	27,069	(1,334)	25,735	27,963	(1,004)	26,959

Total equity	39,250	(1,334)	37,916	39,683	(1,004)	38,679

Total liabilities and equity	$347,633	$(1,340)	$346,293	$314,211	$(1,023)	$313,188

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 7: Condensed Statement of Income

In millions of U.S. dollars

	2012			2011
For the nine months ended March 31,	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]
Income from loans	$1,932	—	$1,932	$1,829	—	$1,829
Income from investments, net[b]	184	—	184	322	—	322
Equity duration extension swaps, net	835	—	835	849	—	849
Other income	332	—	332	263	—	263

Total income	$3,283	—	$3,283	$3,263	—	$3,263

Borrowing expenses	$1,231	—	$1,231	$1,257	—	$1,257
Administrative expenses including contributions to special programs	1,199	—	1,199	1,147	—	1,147
Provision for losses on loans and other exposures – increase (decrease)	186	$(186)	—	(66)	$66	—

Total expenses	$2,616	$(186)	$2,430	$2,338	$66	$2,404

Operating income	$667	$186	$853	$925	$(66)	$859
Board of Governors-Approved Transfers	(595)	—	(595)	(438)	—	(438)
Fair value adjustment on non-trading portfolios, net[c]	(573)	—	(573)	425	—	425
Fair value adjustment on loans[d]	—	(557)	(557)	—	(759)	(759)
Changes to other comprehensive income	—	(331)	(331)	—	782	782

Net (Loss) Income	$(501)	$(702)	$(1,203)	$912	$(43)	$869

a.	Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2012    9

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2012 (Unaudited)	June 30, 2011 (Unaudited)
Assets
Due from banks—Note C
Unrestricted currencies	$3,455	$2,312
Currencies subject to restrictions	157	150

	3,612	2,462

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $145 million—March 31, 2012; $151 million—June 30, 2011)—Note C	45,613	32,598
Securities purchased under resale agreements—Note C	11	47
Derivative assets—Notes C, F and I
Investments	17,923	12,423
Client operations	29,319	31,978
Borrowings	108,344	97,199
Other assets/liabilities	4,111	3,111

	159,697	144,711

Loans outstanding—Notes D and I
Total loans	194,729	196,894
Less undisbursed balance	58,671	64,435

Loans outstanding (including a loan at fair value of $143 million—March 31, 2012; $139 million—June 30, 2011)	136,058	132,459
Less:
Accumulated provision for losses on loans	1,714	1,549
Deferred loan income	425	440

Net loans outstanding	133,919	130,470
Other assets—Notes A, C and I	4,781	3,923

Total assets	$347,633	$314,211

Liabilities
Borrowings—Note E	$155,770	$135,242
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	2,379	2,184
Derivative liabilities—Notes C, F and I
Investments	18,234	13,275
Client operations	29,308	31,964
Borrowings	95,763	84,458
Other assets/liabilities	804	732

	144,109	130,429

Other liabilities—Notes A, C, D and I	6,125	6,673

Total liabilities	308,383	274,528

Equity
Capital stock—Note B
Authorized (2,307,600 shares—March 31, 2012 and June 30, 2011)
Subscribed (1,669,650 shares—March 31, 2012; 1,605,930 shares—June 30, 2011)	201,418	193,732
Less uncalled portion of subscriptions	189,237	182,012

Paid-in capital	12,181	11,720
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(907)	(1,137)
Receivable amounts to maintain value of currency holdings	(33)	(52)
Deferred amounts to maintain value of currency holdings	578	848
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	29,222	29,723
Accumulated other comprehensive loss—Note J	(1,791)	(1,419)

Total equity	39,250	39,683

Total liabilities and equity	$347,633	$314,211

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

10    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2012	2011	2012	2011
Income
Loans—Note D	$665	$617	$1,932	$1,829
Investments-Trading, net—Note C	196	103	184	322
Equity duration extension swaps, net—Note F	272	288	835	849
Other—Notes A and I	133	101	332	263

Total income	1,266	1,109	3,283	3,263

Expenses
Borrowings, net	435	408	1,231	1,257
Administrative—Notes A, H and I	381	326	1,101	1,052
Contributions to special programs	18	84	98	95
Provision for losses on loans and other exposures—increase (decrease)—Note D	101	19	186	(66)

Total expenses	935	837	2,616	2,338

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	331	272	667	925
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and K	293	(17)	(573)	425
Board of Governors-approved transfers—Note G	—	—	(595)	(438)

Net income (loss)	$624	$255	$(501)	$912

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012    11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2012	2011	2012	2011
Net income (loss)	$624	$255	$(501)	$912
Other comprehensive income (loss)—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	(1)	3	(9)
Amortization of unrecognized net actuarial gains	20	41	59	124
Amortization of unrecognized prior service credit	1	2	5	6
Currency translation adjustment	131	295	(439)	698

Total other comprehensive income (loss)	153	337	(372)	819

Comprehensive income (loss)	$777	$592	$(873)	$1,731

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2012	2011
Retained earnings at beginning of the fiscal year	$29,723	$28,793
Net (loss) income for the period	(501)	912

Retained earnings at end of the period	$29,222	$29,705

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2012	2011
Cash flows from investing activities
Loans
Disbursements	$(15,549)	$(18,167)
Principal repayments	6,901	7,441
Principal prepayments	2,732	7
Loan origination fees received	16	20
Other investing activities, net	(90)	(280)

Net cash used in investing activities	(5,990)	(10,979)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	37,351	25,945
Retirements	(15,651)	(15,341)
Net short-term borrowings	(2,175)	(9,600)
Net derivatives—borrowings	310	311
Capital subscriptions	461	—
Net capital transactions	158	169

Net cash provided by financing activities	20,454	1,484

Cash flows from operating activities
Net (loss) income	(501)	912
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Fair value adjustment on non-trading portfolios, net	573	(425)
Depreciation and amortization	649	622
Provision for losses on loans and other exposures—increase (decrease)	186	(66)
Changes in:
Investments—Trading, net	(14,156)	7,677
Other assets and liabilities	(77)	36

Net cash (used in) provided by operating activities	(13,326)	8,756

Effect of exchange rate changes on unrestricted cash	5	21

Net increase (decrease) in unrestricted cash	1,143	(718)
Unrestricted cash at beginning of the fiscal year	2,312	1,581

Unrestricted cash at end of the period	$3,455	$863

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(2,361)	$3,768
Investment portfolio	(153)	251
Borrowing portfolio	(1,881)	2,953
Capitalized loan origination fees included in total loans	34	37
Interest paid on Borrowing portfolio	352	327

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012    13

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2011 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2011 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, effective July 1, 2011, as part of the move toward a more integrated reporting of IBRD’s trust fund activities and as permitted under U.S. GAAP, certain income and the related expenses pertaining to IBRD-executed trust funds are now presented on a gross basis; previously these amounts were presented on a net basis. For the three and nine months ended March 31, 2011, the impact of this change was an increase in Other income of $76 million, and $204 million, respectively, and corresponding increases in Administrative expenses. In line with the change in reporting of trust funds related expenses, IBRD also changed the presentation of income and expenses jointly earned and incurred with the International Development Association (IDA), respectively. Previously, IBRD allocated IDA’s share of both income and expenses through Administrative expenses on a net basis. Under the new presentation, IBRD now reflects IDA’s share of these amounts on a gross basis. For the three and nine months ended

March 31, 2011, the impact of this change was a decrease in Other income of $48 million, and $132 million, respectively, and corresponding decreases in Administrative expenses. These changes in presentation had no effect on IBRD's income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers, or Net income for the three and nine months ended March 31, 2011.

In addition, IBRD now recognizes on its balance sheet all undisbursed contributions made by third party donors to IBRD-executed trust funds. The impact of this change in presentation on the June 30, 2011 balance sheet was an increase in Other Assets of $340 million and a corresponding increase in Other Liabilities, but no effect on IBRD’s Equity.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next several years. While the Acts have no impact on IBRD as of March 31, 2012, IBRD continues to evaluate the potential future implications of these Acts.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of March 31, 2012. IBRD continues to evaluate the potential future implications of the Act.

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies criteria to be considered in evaluating whether a restructuring of a receivable constitutes a troubled debt restructuring. For IBRD, this ASU was effective from the quarter ended September 30, 2011. As it is IBRD's practice not to restructure its loans, this ASU had no impact on its financial statements.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU changes the assessment of effective control by focusing on the transferor’s contractual rights and obligations and removing the

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

criterion to assess its ability to exercise those rights or honor those obligations. For IBRD, this ASU is effective for the first interim or annual period beginning on or after December 15, 2011. This ASU did not have an impact on IBRD’s financial statements, as IBRD accounts for transfers of securities as secured borrowings.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. While many of the amendments relate to the harmonization of terminology and do not significantly impact current practice, some of the amendments have changed the existing fair value measurement and disclosure requirements. For IBRD, this ASU is effective for interim and annual periods beginning after December 15, 2011. IBRD has adopted this ASU during the quarter ended March 31, 2012. For the related additional fair value disclosures, see Note C-Investments, Note E-Borrowings, Note F-Derivative Instruments and Note K-Other Fair Value Disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change which items are reported in other comprehensive income or existing requirements to reclassify items from other comprehensive income to net income. Subsequently, in December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred certain reclassification provisions in ASU 2011-05. For IBRD, the ASUs are effective for fiscal years beginning after December 15, 2011, and interim periods within those years. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to an agreement similar to a master netting agreement. The new disclosure requirements will facilitate comparison between U.S. GAAP and IFRS. This

ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK

At March 31, 2012, IBRD’s capital stock comprised 2,307,600 authorized shares (2,307,600—June 30, 2011) of which 1,669,650 shares (1,605,930—June 30, 2011) were subscribed.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the nine months ended March 31, 2012 and for the fiscal year ended June 30, 2011:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2010	$189,943	$(178,451)	$11,492
General and selective capital increase	3,789	(3,561)	228

As of June 30, 2011	$193,732	$(182,012)	$11,720
General and selective capital increase	7,686	(7,225)	461

As of March 31, 2012	$201,418	$(189,237)	$12,181

Subsequent event: On April 18, 2012, South Sudan became the 188th member country of IBRD with a subscribed capital of $143 million, of which $9 million has been paid in.

NOTE C—INVESTMENTS

IBRD manages its investments in two portfolios: a liquid asset portfolio and a Long-Term Income Portfolio (LTIP). These portfolios are designated as trading portfolios.

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of March 31, 2012, the majority of the Investments-Trading is comprised of government and agency obligations, and time deposits (44% and 47%, respectively), with almost all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD’s Investments-Trading at March 31, 2012 and June 30, 2011, is as follows:

In millions of U.S. dollars

	Carrying Value
	March 31, 2012	June 30, 2011
Investments—Trading
Equity securities	$959	$833
Government and agency obligations	19,951	14,101
Time deposits	21,572	14,057
Asset-backed securities (ABS)	3,131	3,607

Total	$45,613	$32,598

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    15

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	Carrying Value
	March 31, 2012	June 30, 2011
Investments—Trading	$45,613	$32,598
Securities purchased under resale agreements	11	47
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(2,379)	(2,184)
Derivative assets
Currency forward contracts	7,985	6,529
Currency swaps	9,821	5,823
Interest rate swaps	117	71
Other[a]	*	*

Total	17,923	12,423

Derivative liabilities
Currency forward contracts	(7,994)	(6,603)
Currency swaps	(9,967)	(6,469)
Interest rate swaps	(272)	(202)
Other[a]	(* )	(1)

Total	(18,234)	(13,275)

Cash held in investment portfolio[b]	3,134	1,952
Receivable from investment securities traded[c]	110	83
Payable for investment securities purchased[d]	(669)	(1,320)

Net Investment Portfolio	$45,509	$30,324

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note F—Derivative Instruments.

As of March 31, 2012, there were no short sales included in Other liabilities on the Condensed Balance Sheet (Nil—June 30, 2011).

For the three and nine months ended March 31, 2012, IBRD’s income included $160 million and $19 million of unrealized gains, respectively (unrealized gains of $55 million and $160 million—three and nine months ended March 31, 2011, respectively).

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$948	$11	$—	$959
Government and agency obligations	3,995	15,956	—	19,951
Time deposits	1,363	20,209	—	21,572
Asset-backed securities	—	3,117	14	3,131

Total Investments – Trading	6,306	39,293	14	45,613
Securities purchased under resale agreements	11	—	—	11
Derivative assets-Investments
Currency forward contracts	—	7,985	—	7,985
Currency swaps	—	9,821	—	9,821
Interest rate swaps	—	117	—	117
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	17,923	—	17,923

Total	$6,317	$57,216	$14	$63,547

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$212	$—	$212
Derivative liabilities-Investments
Currency forward contracts	—	7,994	—	7,994
Currency swaps	—	9,967	—	9,967
Interest rate swaps	—	272	—	272
Other[a]	—	*	—	*

Total Derivative liabilities-Investments	—	18,234	—	18,234

Total	$—	$18,446	$—	$18,446

a.	These relate to TBA securities.
b.	Excludes $2,167 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$833	$—	$—	$833
Government and agency obligations	1,671	12,430	—	14,101
Time deposits	2,601	11,456	—	14,057
Asset-backed securities	—	3,594	13	3,607

Total Investments – Trading	$5,105	$27,480	$13	$32,598

Securities purchased under resale agreements	14	33	—	47
Derivative assets-Investments
Currency forward contracts	—	6,529	—	6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	12,423	—	12,423

Total Assets	$5,119	$39,936	$13	$45,068

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$246	$—	$246
Derivative liabilities-Investments
Currency forward contracts	—	6,603	—	6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

Total Derivative liabilities-Investments	—	13,275	—	13,275

Total Liabilities	$—	$13,521	$—	$13,521

a.	These relate to TBA securities.
b.	Excludes $1,938 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    17

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Investments–Trading Asset-backed securities
	Three Months Ended March 31,			Nine Months Ended March 31,
	2012		2011	2012	2011
Beginning of the period	$7		$17	$13	$18
Total realized/unrealized gains (losses) in:
Net income	*		2	*	4
Purchases	1		—	1	2
Sales/Settlements	(*	)	(1)	(4)	(3)
Transfers in (out), net	7		(8)	4	(11)

End of the period	$14		$10	$14	$10

*	Indicates amount less than $0.5 million.

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2012 and March 31, 2011, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended March 31,				Nine Months Ended March 31,
Unrealized Gains (Losses)	2012			2011	2012			2011
Condensed Statement of Income location
Investments – Trading, net	$	(*	)	$2	$	(*	)	$3

*	Indicates amount less than $0.5 million.

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Investments–Trading Asset-backed securities
	Three Months Ended March 31,				Nine Months Ended March 31,
	2012		2011		2012		2011
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Transfers into (out of)	$4	$(4)	$—	$—	$14	$(14)	$(9)	$9
Transfers (out of) into	(11)	11	8	(8)	(18)	18	20	(20)

	$(7)	$7	$8	$(8)	$(4)	$4	$11	$(11)

The transfers from Level 2 to Level 3 reflect the unavailability of quoted prices for similar instruments resulting from a decreased volume of trading for these instruments. Conversely, the transfers from Level 3 to Level 2 reflect the availability of quoted prices for similar instruments resulting from increased volume of trading for these instruments.

The fair value of Level 3 instruments (ABS) in the investment portfolio is estimated using valuation models that incorporate observable market inputs and unobservable inputs. The significant unobservable inputs include constant prepayment rates, probability of default, and loss severity. The constant prepayment rate is an annualized expected rate of principal prepayment for a pool of asset-backed securities. The probability of default is an estimate of the expected likelihood of not collecting contractual amounts owed. Loss severity is the present value of lifetime losses (both interest and principal) as a percentage of the principal balance.

Significant increases (decreases) in the assumptions used for these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for constant prepayment rates.

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars

Portfolio	Fair Value at March 31, 2012	Valuation Technique	Unobservable input	Range (weighted average)

Investments (ABS)	$14	Discounted Cash Flow	Constant prepayment rate	0.25% to 15.0% (4.31%)

			Probability of default	0% to 8.0% (3.3%)

			Loss severity	0% to 100% (48.4%)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value.

Securities purchased under resale agreements, Securities sold under agreements to repurchase, and Securities lent under securities lending agreements

These securities are reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of commercial credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	March 31, 2012	June 30, 2011
Collateral received
Cash	$2,167	$1,938
Securities	11,872	11,841

Total collateral received	$14,039	$13,779

Collateral permitted to be repledged	$14,039	$13,779
Amount of collateral repledged	—	—

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    19

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	March 31, 2012	June 30, 2011	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$145	$151	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$212	$212	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

At March 31, 2012, the liabilities relating to securities transferred under repurchase agreements included $65 million ($59 million—June 30, 2011) of repurchase agreement trades that had not settled at that date. Of this amount, $55 million ($44 million—June 30, 2011) represented replacement trades entered into in anticipation of maturing trades.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2012, IBRD had received securities with a fair value of $11 million ($47 million—June 30, 2011). None of these securities had been transferred under repurchase or securities lending agreements as of that date ($33 million—June 30, 2011).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost (with the exception of one loan with an embedded derivative, which is reported at fair value).

Of the total loans outstanding as of March 31, 2012, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium risk and High risk classes.

As of March 31, 2012, only 0.3% of IBRD’s loans outstanding were in nonaccrual status and were all related to one borrower. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.3% of the total loans outstanding, as of March 31, 2012.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

The following tables provide an aging analysis of IBRD’s loans as at March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	March 31, 2012
Days past due	Up to 45	46-60	61-90	91-180		Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—		$—	$—	$—	$14,659	$14,659
Medium	—	—	—		—	—	—	67,739	67,739
High	1	—	—		—	—	1	53,053	53,054

Loans in accrual status[a]	1	—	—		—	—	1	135,451	135,452
Default - Loans in nonaccrual status[a]	5	—	8		*	429	442	21	463
Loan at fair value[b]	—	—	—		—	—	—	143	143

Total	$6	$—	$8	$	*	$429	$443	$135,615	$136,058

In millions of U.S. dollars

	June 30, 2011
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,763	$14,763
Medium	—	—	—	—	—	—	68,737	68,737
High	6	—	—	—	—	6	48,348	48,354

Loans in accrual status[a]	6	—	—	—	—	6	131,848	131,854
Loans in nonaccrual status[a]	—	—	2	15	400	417	49	466
Loan at fair value[b]	—	—	—	—	—	—	139	139

Total	$6	$—	$2	$15	$400	$423	$132,036	$132,459

a.	At amortized cost
b.	For the loan at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.
*	Indicates amount less than $0.5 million.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    21

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2012, and for the fiscal year ended June 30, 2011, are summarized below:

In millions of U.S. dollars

	March 31, 2012			June 30, 2011
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,549	$29	$1,578	$1,553	$23	$1,576
Net increase (decrease) in provision	188	(2)	186	(50)	5	(45)
Translation adjustment	(23)	(1)	(24)	46	1	47

Accumulated provision, end of the period/fiscal year	$1,714	$26	$1,740	$1,549	$29	$1,578

Composed of accumulated provision for losses on:
Loans in accrual status	$1,482			$1,316
Loans in nonaccrual status	232			233

Total	$1,714			$1,549

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$135,452			$131,854
Loans at amortized cost in nonaccrual status	463			466
Loan at fair value in accrual status	143			139

Total	$136,058			$132,459

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Provision for losses on loans and other exposures

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At March 31, 2012, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2012 and June 30, 2011, and for the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	March 31, 2012	June 30, 2011
Recorded investment in nonaccrual loans[a]	$463	$466
Accumulated provision for loan losses on nonaccrual loans	232	233
Average recorded investment in nonaccrual loans for the period/fiscal year	464	463
Overdue amounts of nonaccrual loans	757	701
of which:
Principal	442	417
Interest and charges	315	284

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9	$28	$27

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

During the three and nine months ended March 31, 2012 and March 31, 2011, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other exposures in nonaccrual status at March 31, 2012 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$463	$757	October 2000

Guarantees

Guarantees of $1,860 million were outstanding at March 31, 2012 ($1,969 million—June 30, 2011). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 4 and 20 years, and expire in decreasing amounts through 2029.

At March 31, 2012, liabilities of $55 million ($56 million—June 30, 2011), related to IBRD's obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $19 million ($18 million—June 30, 2011).

During the nine months ended March 31, 2012, and March 31, 2011, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income during the three and nine months ended March 31, 2012 and March 31, 2011 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
Interest waivers	$34	$39	$106	$119
Commitment charge waivers	6	9	21	32
Loan origination fee waivers	6	5	20	14

Total	$46	$53	$147	$165

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to the net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2012, loans to one country generated in excess of 10 percent of total loan income; this amounted to $194 million.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2012, and March 31, 2011, is presented in the following table:

In millions of U.S. dollars

	March 31, 2012		March 31, 2011
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,630	$8	$1,282	$6
East Asia and Pacific	27,599	362	26,204	385
Europe and Central Asia	38,200	524	36,518	413
Latin America and the Caribbean	45,398	803	48,635	813
Middle East and North Africa	10,040	147	9,043	124
South Asia	13,145	87	12,913	87
Other[a]	46	1	50	1

Total	$136,058	$1,932	$134,645	$1,829

a.	Represents loans to IFC, an affiliated organization.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    23

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
Beginning of the period	$131	$124	$139	$109
Total unrealized gains (losses) in:
Net income	9	8	11	18
Other comprehensive income	3	4	(7)	9

End of the period	$143	$136	$143	$136

The following table reflects the fair value adjustment (unrealized gains or losses) on the Level 3 loan included in income for the three and nine months ended March 31, 2012 and March 31, 2011, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$5	$5	$4	$10

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	March 31, 2012		June 30, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$133,919	$132,579	$130,470	$129,447

Valuation Methods and Assumptions

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2012 and June 30, 2011, except for the one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As at March 31, 2012, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

The following table summarizes IBRD’s borrowings portfolio after derivatives as of March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	March 31, 2012	June 30, 2011
Borrowings	$155,770	$135,242
Currency swaps, net	(9,786)	(9,858)
Interest rate swaps, net	(2,795)	(2,883)

	$143,189	$122,501

IBRD uses derivative contracts to modify the interest rate and/or currency characteristics of the instruments in the borrowing portfolio. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2012 and June 30, 2011 is as follows:

In millions of U.S. dollars

	March 31, 2012	June 30, 2011
Level 1	$—	$—
Level 2	144,298	122,826
Level 3	11,472	12,416

	$155,770	$135,242

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2012 and March 31, 2011 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
Beginning of the period	$12,286	$12,300	$12,416	$12,087
Total realized/ unrealized losses (gains) in:
Net income	502	63	984	(356)
Other comprehensive income	(574)	(124)	(293)	834
Issuances	—	322	20	532
Settlements	(440)	(244)	(1,276)	(698)
Transfers out, net	(302)	(67)	(379)	(149)

End of the period	$11,472	$12,250	$11,472	$12,250

Information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2012 and March 31, 2011, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2012	2011	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(435)	$(33)	$(882)	$393

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2012 and March 31, 2011, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2012	2011	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$805	$996	$(3,147)	$2,686

During the three and nine months ended March 31, 2012, and March 31, 2011, IBRD’s credit spreads relative to the London Interbank Offered Rate (LIBOR) remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. The correlation input may have a positive or negative impact on the fair value of these instruments and is considered to be independent of movements in long-dated interest rate volatilities. Interest rate volatility is the extent to which the level of interest rates change over time. This volatility is unobservable for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at March 31, 2012	Valuation Technique	Unobservable input	Range (average)
Borrowings	$11,472	Discounted cash flows	Correlations	-28.21% to 83.22% (17.79%)

			Long-dated interest rate volatilities	14.00% to 31.80% (21.76%)

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Three Months Ended March 31, 2012		Nine Months Ended March 31, 2012
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$302	$(302)	$379	$(379)

In millions of U.S. dollars

	Three Months Ended March 31, 2011		Nine Months Ended March 31, 2011
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$67	$(67)	$149	$(149)

Transfers from Level 3 to Level 2 are due to increased price transparency.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    25

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2012	$155,770	$162,554	$(6,784)
June 30, 2011	$135,242	$144,323	$(9,081)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, interest rate swaps, structured swaps	Manage currency risks as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD engages in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately four years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2012 is $367 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on March 31, 2012, the amount of collateral required to be posted by IBRD would have been $78 million.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of March 31, 2012 and June 30, 2011:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets				Derivative liabilities
	Condensed Balance Sheet location	March 31, 2012	June 30, 2011		Condensed Balance Sheet location	March 31, 2012	June 30, 2011
Derivatives not designated as hedging instruments
Options and Futures contracts– Investments	Other assets	$2	$	*	Other liabilities	$—	$—
Interest rate swaps	Derivative assets	10,803		7,635	Derivative liabilities	5,050	2,708
Currency swaps[a]	Derivative assets	148,894		137,076	Derivative liabilities	139,058	127,720
Other[b]	Derivative assets	*		*	Derivative liabilities	*	1

Total Derivatives		$159,699		$144,711		$144,109	$130,429

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	March 31, 2012	June 30, 2011
Investments
Interest rate swaps
Notional principal	$7,190	$6,889
Credit exposure	117	71
Currency swaps (including currency forward contracts)
Credit exposure	242	23
Exchange traded Options and Futures contracts[a]
Notional long position	687	638
Notional short position	116	88
Other derivatives[b]
Notional long position	109	169
Notional short position	6	4
Credit exposure	*	*

Client operations
Interest rate swaps
Notional principal	18,680	23,406
Credit exposure	1,323	499
Currency swaps
Credit exposure	1,312	1,354

Borrowing portfolio
Interest rate swaps
Notional principal	161,788	130,089
Credit exposure	6,276	4,885
Currency swaps
Credit exposure	15,538	15,758

Other derivatives
Interest rate swaps
Notional principal	39,031	38,032
Credit exposure	3,692	2,589
Currency swaps
Credit exposure	201	214

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All options and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    27

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2012 and March 31, 2011, and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended March 31,		Nine Months Ended March 31,
	Condensed Statement of Income location	Gains (Losses)		Gains (Losses)
		2012	2011	2012	2011
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(190)	$(608)	$840	$(909)
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	(327)	(410)	1,730	(1,362)

Total		$(517)	$(1,018)	$2,570	$(2,271)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, listed equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Condensed Statement of Income Location	Investments-Trading, net		Investments-Trading, net
	Gains (Losses)		Gains (Losses)
	2012	2011	2012	2011
Type of instrument
Fixed income	$46	$26	$(3)	$14
Equity	79	27	7	151

Total	$125	$53	$4	$165

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and June 30, 2011 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of March 31, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$7,985	$—	$7,985
Currency swaps	—	9,821	—	9,821
Interest rate swaps	—	117	—	117
Other[a]	—	*	—	*

	—	17,923	—	17,923

Client operations
Currency swaps	—	28,094	—	28,094
Interest rate swaps	—	1,225	—	1,225

	—	29,319	—	29,319

Borrowings
Currency swaps	—	88,736	13,499	102,235
Interest rate swaps	—	6,071	38	6,109

	—	94,807	13,537	108,344

Other assets/liabilities
Currency swaps	—	759	—	759
Interest rate swaps	—	3,352	—	3,352

	—	4,111	—	4,111

Total derivative assets	$—	$146,160	$13,537	$159,697

Derivative Liabilities:
Investments
Currency forward contracts	$—	$7,994	$—	$7,994
Currency swaps	—	9,967	—	9,967
Interest rate swaps	—	272	—	272
Other[a]	—	*	—	*

	—	18,234	—	18,234

Client operations
Currency swaps	—	28,091	—	28,091
Interest rate swaps	—	1,217	—	1,217

	—	29,308	—	29,308

Borrowings
Currency swaps	—	80,557	11,892	92,449
Interest rate swaps	—	3,298	16	3,314

	—	83,855	11,908	95,763

Other assets/liabilities
Currency swaps	—	557	—	557
Interest rate swaps	—	247	—	247

	—	804	—	804

Total derivative liabilities	$—	$132,201	$11,908	$144,109

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    29

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,529	$—	$6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

	—	12,423	—	12,423

Client operations
Currency swaps	—	31,550	—	31,550
Interest rate swaps	—	428	—	428

	—	31,978	—	31,978

Borrowings
Currency swaps	—	78,254	14,152	92,406
Interest rate swaps	—	4,736	57	4,793

	—	82,990	14,209	97,199

Other assets/liabilities
Currency swaps	—	768	—	768
Interest rate swaps	—	2,343	—	2,343

	—	3,111	—	3,111

Total derivative assets	$—	$130,502	$14,209	$144,711

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,603	$—	$6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

	—	13,275	—	13,275

Client operations
Currency swaps	—	31,545	—	31,545
Interest rate swaps	—	419	—	419

	—	31,964	—	31,964

Borrowings
Currency swaps	—	69,699	12,849	82,548
Interest rate swaps	—	1,893	17	1,910

	—	71,592	12,866	84,458

Other assets/liabilities
Currency swaps	—	555	—	555
Interest rate swaps	—	177	—	177

	—	732	—	732

Total derivative liabilities	$—	$117,563	$12,866	$130,429

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Three Months Ended March 31, 2012			Nine Months Ended March 31, 2012
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$2,048	$6	$2,054	$1,303	$40	$1,343
Total realized/unrealized gains or (losses) in:
Net income	286	16	302	976	(18)	958
Other comprehensive income	(617)	—	(617)	(282)	—	(282)
Issuances	(26)	—	(26)	(40)	—	(40)
Settlements	(74)	—	(74)	(311)	—	(311)
Transfers (out) in, net	(10)	—	(10)	(39)	—	(39)

End of the period	$1,607	$22	$1,629	$1,607	$22	$1,629

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

In millions of U.S. dollars

	Three Months Ended March 31, 2011			Nine Months Ended March 31, 2011
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$1,191	$22	$1,213	$714	$(9)	$705
Total realized/unrealized gains or (losses) in:
Net income	44	5	49	(333)	36	(297)
Other comprehensive income	(136)	—	(136)	829	—	829
Issuances	6	—	6	4	—	4
Settlements	(51)	—	(51)	(146)	—	(146)
Transfers in (out), net	(6)	*	(6)	(20)	*	(20)

End of the period	$1,048	$27	$1,075	$1,048	$27	$1,075

*	Indicates amount less than $0.5 million.

Unrealized gains or losses included in income for the three and nine months ended March 31, 2012 and March 31, 2011, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2012	2011	2012	2011
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$299	$28	$929	$(321)

The table below provides the details of all inter-level transfers during the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Three Months Ended March 31, 2012		Nine Months Ended March 31, 2012
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$10	$(10)	$39	$(39)

In millions of U.S. dollars

	Three Months Ended March 31, 2011		Nine Months Ended March 31, 2011
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$6	$(6)	$20	$(20)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio - Borrowings	Fair Value at March 31, 2012	Valuation Technique	Unobservable input	Range (average)
Currency swaps, interest rates swaps	$1,629	Discounted Cash Flows	Correlations	-28.21% to 83.22% (17.79%)

			Long-dated interest rate volatilities	14.00% to 31.80% (21.76%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED) 31

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On July 20, 2011, IBRD’s Board of Governors approved the immediate transfer of $75 million from Surplus to the South Sudan Transition Trust Fund, by the way of a grant.

On August 4, 2011, IBRD’s Executive Directors approved the allocation of $401 million of the net income earned in the fiscal year ended June 30, 2011 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $86 million, an increase in Restricted Retained Earnings by $4 million and an increase in LTIP Reserve by $109 million.

On September 23, 2011, IBRD’s Board of Governors approved the transfer of $520 million to IDA and $75 million to Surplus, from the net income earned in the fiscal year ended June 30, 2011. The transfer to IDA was made on September 27, 2011.

Retained earnings comprise the following elements at March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	March 31, 2012	June 30, 2011
Special Reserve	$293	$293
General Reserve	26,351	25,951
Pension Reserve	1,162	1,248
Surplus	227	227
LTIP Reserve	225	116
Cumulative fair value adjustments[a]	857	437
Unallocated Net (Loss) Income	94	1,442
Restricted Retained Earnings	13	9

Total	$29,222	$29,723

a.	Applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Three Months Ended March 31, 2012			Nine Months Ended March 31, 2012
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$77	$16	$5	$228	$47	$17
Interest cost	154	25	7	463	76	21
Expected return on plan assets	(195)	(26)	—	(585)	(79)	—
Amortization of prior service cost	1	—	*	5	—	*
Amortization of unrecognized loss	8	7	5	26	19	14

Net periodic pension cost of which:	$45	$22	$17	$137	$63	$52

IBRD’s Share	$22	$11	$9	$65	$30	$25
IDA’s Share	$23	$11	$8	$72	$33	$27

In millions of U.S. dollars

	Three Months Ended March 31, 2011				Nine Months Ended March 31, 2011
	SRP	RSBP		PEBP	SRP	RSBP		PEBP
Benefit Costs
Service cost	$69	$14		$5	$207	$41		$15
Interest cost	158	26		6	473	77		19
Expected return on plan assets	(182)	(24)		—	(546)	(71)		—
Amortization of prior service cost (credit)	2	(*	)	*	5	(*	)	1
Amortization of unrecognized loss	29	9		3	87	28		9

Net periodic pension cost of which:	$76	$25		$14	$226	$75		$44

IBRD’s Share	$35	$12		$7	$107	$35		$21
IDA’s Share	$41	$13		$7	$119	$40		$23

*	Indicates amount less than $0.5 million.

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At March 31, 2012 and June 30, 2011, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	March 31, 2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$314	$8,607	$(8,372)	$(1,009)	$(460)
IFC	46	35	—	—	(107)	(26)
MIGA	—	3	—	—	(5)	(2)

	$46	$352	$8,607	$(8,372)	$(1,121)	$(488)

In millions of U.S. dollars

	June 30, 2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$370	$9,893	$(9,886)	$(999)	$(622)
IFC	50	32	—	—	(100)	(18)
MIGA	—	3	—	—	(5)	(2)

	$50	$405	$9,893	$(9,886)	$(1,104)	$(642)

a.	For details on derivative transactions relating to the client operations, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At March 31, 2012, the loan balance under this facility amounted to $46 million ($50 million—June 30, 2011) at a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

Administrative expenses

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and nine months ended March 31, 2012, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $316 million and $955 million, respectively ($336 million and $1,005 million, respectively—three and nine months ended March 31, 2011).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and nine months ended March 31, 2012, IBRD’s other income is net of income allocated to IDA of $61 million and $150 million, respectively ($48 million and $132 million, respectively—three and nine months ended March 31, 2011).

For the three and nine months ended March 31, 2012 and March 31, 2011, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
Fees charged to IFC	$11	$10	$28	$27
Fees charged to MIGA	1	1	4	3

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED) 33

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2012 and March 31, 2011:

In millions of U.S. dollars

	Nine Months Ended March 31, 2012
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)
Changes from period activity	(439)	—	3	59	5	(372)

Balance, end of the period	$577	$500	$(518)	$(2,326)	$(24)	$(1,791)

In millions of U.S. dollars

	Nine Months Ended March 31, 2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$224	$500	$(511)	$(3,219)	$(37)	$(3,043)
Changes from period activity	698	—	(9)	124	6	819

Balance, end of the period	$922	$500	$(520)	$(3,095)	$(31)	$(2,224)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2012 and June 30, 2011:

In millions of U.S. dollars

	March 31, 2012			June 30, 2011
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$3,612	$3,612		$2,462	$2,462
Investments	45,624	45,624		32,645	32,645
Net Loans Outstanding	133,919	132,579		130,470	129,447
Derivative Assets
Investments	17,923	17,923		12,423	12,423
Client operations	29,319	29,319		31,978	31,978
Borrowings	108,344	108,344		97,199	97,199
Other assets/liabilities	4,111	4,111		3,111	3,111
Borrowings	155,770	155,764	[a]	135,242	135,223	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	2,379	2,379		2,184	2,184
Derivative Liabilities
Investments	18,234	18,234		13,275	13,275
Client operations	29,308	29,308		31,964	31,964
Borrowings	95,763	95,763		84,458	84,458
Other assets/liabilities	804	804		732	732

a.	Includes $6 million ($19 million—June 30, 2011) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)

As of March 31, 2012, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

Valuation Methods and Assumptions

As of March 31, 2012 and June 30, 2011, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note C

Loans and other exposures: See Note D

Borrowings: See Note E

Derivative instruments: See Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three and nine months ended March 31, 2012 and March 31, 2011.

In millions of U.S. dollars

	Three months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
Fair value adjustments, net— gains (losses):
Borrowings—Note E	$805	$996	$(3,147)	$2,686
Derivatives—Note F
Borrowings derivatives[a]	(241)	(612)	1,600	(1,519)
Other assets/liabilities derivatives	(280)	(408)	967	(753)
Client operations derivatives	4	2	3	1
Loan—Note D	5	5	4	10

Total	$293	$(17)	$(573)	$425

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risks between loans and borrowings.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2012 (UNAUDITED)    35

KPMG LLP 1801 K Street, NW Suite 12000 Washington, DC 20006

Independent Accountants’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2012, the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2012 and 2011, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2012 and 2011. These condensed financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2011, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 4, 2011, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2011, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

May 9, 2012

36

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 1 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0116AUD03.50	0000011139	AUD	6,670,000	6,839,085	06-Jan-2012	27-Jan-2012	27-Jan-2016
BOND/SELL AUD/IBRD/GDIF/0222AUD00.50	0000011163	AUD	30,000,000	31,218,000	19-Jan-2012	07-Feb-2012	07-Feb-2022
BOND/SELL AUD/IBRD/GDIF/0217AUD03.85	0000011173	AUD	25,000,000	26,153,750	24-Jan-2012	13-Feb-2012	13-Feb-2017
BOND/SELL AUD/IBRD/GDIF/0815AUD03.14	0000011172	AUD	27,000,000	28,246,050	24-Jan-2012	21-Feb-2012	17-Aug-2015
BOND/SELL AUD/IBRD/GDIF/0222AUD04.62	0000011228	AUD	6,000,000	6,450,300	15-Feb-2012	23-Feb-2012	23-Feb-2022
BOND/SELL AUD/IBRD/GDIF/0816AUD03.50	0000011199	AUD	4,300,000	4,597,990	03-Feb-2012	27-Feb-2012	26-Aug-2016
BOND/SELL AUD/IBRD/GDIF/0222AUD00.50A	0000011165	AUD	52,247,000	54,373,453	20-Jan-2012	29-Feb-2012	24-Feb-2022
BOND/SELL AUD/IBRD/GDIF/0322AUD00.50	0000011234	AUD	20,000,000	21,515,000	17-Feb-2012	05-Mar-2012	07-Mar-2022
BOND/SELL AUD/IBRD/GDIF/0317AUD04.50	0000011257	AUD	700,000,000	753,515,000	28-Feb-2012	07-Mar-2012	07-Mar-2017
BOND/SELL AUD/IBRD/GDIF/0322AUD05.00	0000011258	AUD	350,000,000	376,757,500	28-Feb-2012	07-Mar-2012	07-Mar-2022
BOND/SELL AUD/IBRD/GDIF/0916AUD04.11	0000011236	AUD	25,000,000	26,666,250	21-Feb-2012	12-Mar-2012	12-Sep-2016
BOND/SELL AUD/IBRD/GDIF/0915AUD03.55	0000011242	AUD	23,000,000	24,590,450	23-Feb-2012	22-Mar-2012	17-Sep-2015
BOND/SELL AUD/IBRD/GDIF/0316AUD03.86	0000011260	AUD	5,100,000	5,496,525	02-Mar-2012	28-Mar-2012	29-Mar-2016
BOND/SELL AUD/IBRD/GDIF/0322AUD00.50A	0000011278	AUD	15,000,000	15,923,250	09-Mar-2012	28-Mar-2012	28-Mar-2022
BOND/SELL AUD/IBRD/GDIF/0315AUD03.60	0000011296	AUD	7,500,000	7,861,125	15-Mar-2012	28-Mar-2012	19-Mar-2015
BOND/SELL AUD/IBRD/GDIF/0319AUD00.50	0000011237	AUD	31,200,000	33,279,480	21-Feb-2012	29-Mar-2012	27-Mar-2019
BOND/SELL AUD/IBRD/GDIF/1016AUD04.16	0000011306	AUD	25,000,000	25,928,750	22-Mar-2012	12-Apr-2012	12-Oct-2016
BOND/SELL AUD/IBRD/GDIF/1015AUD03.58	0000011317	AUD	20,000,000	20,945,000	26-Mar-2012	19-Apr-2012	15-Oct-2015

Total By Currency				1,470,356,957

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011330	BRL	100,000,000	54,859,149	30-Mar-2012	12-Apr-2012	21-Jan-2015

Total By Currency				54,859,149

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000011168	COP	17,000,000,000	9,309,151	20-Jan-2012	31-Jan-2012	14-Feb-2013

Total By Currency				9,309,151

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 2 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro Currency
BOND/SELL EUR/IBRD/GDIF/0115EUR00.22	0000011158	EUR	50,000,000	64,137,500	18-Jan-2012	27-Jan-2012	27-Jan-2015
BOND/SELL EUR/IBRD/GDIF/0119EUR01.185	0000011159	EUR	50,000,000	64,137,500	18-Jan-2012	27-Jan-2012	28-Jan-2019
BOND/SELL EUR/IBRD/GDIF/0122EUR01.645	0000011160	EUR	50,000,000	64,137,500	18-Jan-2012	27-Jan-2012	27-Jan-2022
BOND/SELL EUR/IBRD/GDIF/0216EUR00.54	0000011203	EUR	30,000,000	39,349,500	07-Feb-2012	17-Feb-2012	17-Feb-2016
BOND/SELL EUR/IBRD/GDIF/0218EUR01.07	0000011204	EUR	30,000,000	39,349,500	07-Feb-2012	17-Feb-2012	20-Feb-2018
BOND/SELL EUR/IBRD/GDIF/0221EUR01.658	0000011205	EUR	40,000,000	52,466,000	07-Feb-2012	17-Feb-2012	17-Feb-2021
BOND/SELL EUR/IBRD/GDIF/0317EUR00.84	0000011243	EUR	15,000,000	20,120,250	24-Feb-2012	09-Mar-2012	09-Mar-2017
BOND/SELL EUR/IBRD/GDIF/0318EUR01.10	0000011244	EUR	20,000,000	26,827,000	24-Feb-2012	09-Mar-2012	09-Mar-2018
BOND/SELL EUR/IBRD/GDIF/0320EUR01.51	0000011245	EUR	15,000,000	20,120,250	24-Feb-2012	09-Mar-2012	09-Mar-2020
BOND/SELL EUR/IBRD/GDIF/0315EUR00.305	0000011272	EUR	15,000,000	19,864,500	08-Mar-2012	23-Mar-2012	23-Mar-2015
BOND/SELL EUR/IBRD/GDIF/0318EUR01.05	0000011273	EUR	15,000,000	19,864,500	08-Mar-2012	23-Mar-2012	23-Mar-2018
BOND/SELL EUR/IBRD/GDIF/0321EUR01.61	0000011274	EUR	20,000,000	26,486,000	08-Mar-2012	23-Mar-2012	23-Mar-2021
BOND/SELL EUR/IBRD/GDIF/0416EUR00.66	0000011319	EUR	20,000,000	26,474,000	26-Mar-2012	13-Apr-2012	13-Apr-2016
BOND/SELL EUR/IBRD/GDIF/0417EUR00.90	0000011320	EUR	40,000,000	52,948,000	26-Mar-2012	13-Apr-2012	13-Apr-2017
BOND/SELL EUR/IBRD/GDIF/0420EUR01.56	0000011321	EUR	40,000,000	52,948,000	26-Mar-2012	16-Apr-2012	16-Apr-2020

Total By Currency				589,230,000

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1214GBP00.875	0000011206	GBP	800,000,000	1,265,200,000	07-Feb-2012	15-Feb-2012	17-Dec-2014
BOND/SELL GBP/IBRD/GDIF/1214GBP00.875	0000011326	GBP	100,000,000	158,755,000	29-Mar-2012	05-Apr-2012	17-Dec-2014

Total By Currency				1,423,955,000

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0122JPY00.01	0000011169	JPY	15,000,000,000	194,401,244	20-Jan-2012	31-Jan-2012	31-Jan-2022

Total By Currency				194,401,244

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0613NGN08.00	0000011215	NGN	1,275,000,000	7,984,216	08-Feb-2012	21-Feb-2012	20-Jun-2013

Total By Currency				7,984,216

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 3 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0115NOK01.75	0000011150	NOK	590,000,000	98,083,221	13-Jan-2012	27-Jan-2012	27-Jan-2015
BOND/SELL NOK/IBRD/GDIF/0317NOK02.375	0000011240	NOK	1,000,000,000	176,071,837	22-Feb-2012	02-Mar-2012	02-Mar-2017

Total By Currency				274,155,058

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0816NZD04.50	0000011218	NZD	325,000,000	272,480,000	08-Feb-2012	16-Feb-2012	16-Aug-2016

Total By Currency				272,480,000

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0119PLN03.25	0000011179	PLN	65,000,000	19,640,132	24-Jan-2012	31-Jan-2012	31-Jan-2019

Total By Currency				19,640,132

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/0115SEK01.45	0000011149	SEK	680,000,000	97,929,793	13-Jan-2012	27-Jan-2012	27-Jan-2015
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000011247	SEK	250,000,000	37,986,993	24-Feb-2012	06-Mar-2012	15-Dec-2017
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000011318	SEK	175,000,000	25,948,607	26-Mar-2012	03-Apr-2012	15-Dec-2017

Total By Currency				161,865,393

United States Dollar
BOND/SELL USD/IBRD/GDIF/0313USD00.30	0000011147	USD	100,000,000	100,000,000	12-Jan-2012	20-Jan-2012	20-Mar-2013
BOND/SELL USD/IBRD/GDIF/0127USDSTR	0000011152	USD	11,500,000	11,500,000	13-Jan-2012	23-Jan-2012	23-Jan-2027
BOND/SELL USD/IBRD/GDIF/0127USDSTR01	0000011178	USD	5,723,000	5,723,000	25-Jan-2012	30-Jan-2012	30-Jan-2027
BOND/SELL USD/IBRD/GDIF/0224USDSTR	0000011185	USD	2,000,000	2,000,000	30-Jan-2012	06-Feb-2012	06-Feb-2024
BOND/SELL USD/IBRD/GDIF/0217USD00.84	0000011186	USD	10,000,000	10,000,000	30-Jan-2012	06-Feb-2012	06-Feb-2017
BOND/SELL USD/IBRD/GDIF/0222USDSTR04	0000011177	USD	30,000,000	30,000,000	25-Jan-2012	08-Feb-2012	08-Feb-2022
BOND/SELL USD/IBRD/GDIF/0417USD00.875	0000011193	USD	5,000,000,000	5,000,000,000	01-Feb-2012	09-Feb-2012	17-Apr-2017
BOND/SELL USD/IBRD/GDIF/0815USDSTR02	0000011212	USD	100,000,000	100,000,000	08-Feb-2012	24-Feb-2012	24-Aug-2015
BOND/SELL USD/IBRD/GDIF/0217USDSTR	0000011209	USD	5,000,000	5,000,000	07-Feb-2012	28-Feb-2012	28-Feb-2017
BOND/SELL USD/IBRD/GDIF/1217USDSTR	0000011223	USD	50,000,000	50,000,000	10-Feb-2012	01-Mar-2012	20-Dec-2017
BOND/SELL USD/IBRD/GDIF/0314USDSTR01	0000011219	USD	100,000,000	100,000,000	08-Feb-2012	05-Mar-2012	05-Mar-2014
BOND/SELL USD/IBRD/GDIF/0413USDSTR01	0000011268	USD	80,000,000	80,000,000	07-Mar-2012	15-Mar-2012	15-Apr-2013
BOND/SELL USD/IBRD/GDIF/0314USDSTR02	0000011285	USD	250,000,000	250,000,000	09-Mar-2012	26-Mar-2012	26-Mar-2014

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 4 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0314USDSTR03	0000011288	USD	25,000,000	25,000,000	12-Mar-2012	26-Mar-2012	26-Mar-2014
BOND/SELL USD/IBRD/GDIF/0317USDSTR	0000011255	USD	50,000,000	50,000,000	27-Feb-2012	27-Mar-2012	27-Mar-2017
BOND/SELL USD/IBRD/GDIF/0317USDSTR01	0000011284	USD	45,000,000	45,000,000	09-Mar-2012	28-Mar-2012	28-Mar-2017
BOND/SELL USD/IBRD/GDIF/0322USDSTR02	0000011310	USD	5,000,000	5,000,000	22-Mar-2012	29-Mar-2012	29-Mar-2022
BOND/SELL USD/IBRD/GDIF/0417USDSTR	0000011325	USD	240,000,000	240,000,000	29-Mar-2012	03-Apr-2012	06-Apr-2017

Total By Currency				6,109,223,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1219ZAR00.50	0000011136	ZAR	400,000,000	49,239,254	04-Jan-2012	13-Jan-2012	20-Dec-2019
BOND/SELL ZAR/IBRD/GDIF/0220ZAR00.50	0000011146	ZAR	450,000,000	56,123,722	12-Jan-2012	24-Jan-2012	20-Feb-2020
BOND/SELL ZAR/IBRD/GDIF/0119ZAR00.50	0000011148	ZAR	440,000,000	54,876,528	12-Jan-2012	30-Jan-2012	25-Jan-2019
BOND/SELL ZAR/IBRD/GDIF/0220ZAR00.50	0000011222	ZAR	450,000,000	58,433,970	10-Feb-2012	21-Feb-2012	20-Feb-2020
BOND/SELL ZAR/IBRD/GDIF/0219ZAR00.50	0000011164	ZAR	1,900,000,000	238,065,405	20-Jan-2012	28-Feb-2012	25-Feb-2019
BOND/SELL ZAR/IBRD/GDIF/0220ZAR00.50	0000011263	ZAR	550,000,000	72,588,096	05-Mar-2012	22-Mar-2012	20-Feb-2020
BOND/SELL ZAR/IBRD/GDIF/0319ZAR00.50	0000011235	ZAR	1,400,000,000	180,412,371	17-Feb-2012	27-Mar-2012	28-Mar-2019
BOND/SELL ZAR/IBRD/GDIF/0417ZAR00.50	0000011298	ZAR	920,000,000	120,537,177	16-Mar-2012	25-Apr-2012	26-Apr-2017

Total By Currency				830,276,521

Total				11,417,735,823

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1126AUD00.00	0000011138	AUD	400,000,000	410,340,000	05-Jan-2012	18-Jan-2012	16-Nov-2026
BOND/SELL AUD/IBRD/GDIF/1126AUD00.00	0000011170	AUD	300,000,000	316,545,000	23-Jan-2012	01-Feb-2012	16-Nov-2026

Total By Currency				726,885,000

United States Dollar
BOND/SELL USD/IBRD/GDIF/0142USDSTR01	0000011143	USD	178,338,958	178,338,958	11-Jan-2012	18-Jan-2012	18-Jan-2042
BOND/SELL USD/IBRD/GDIF/0142USDSTR02	0000011145	USD	178,338,958	178,338,958	12-Jan-2012	19-Jan-2012	19-Jan-2042
BOND/SELL USD/IBRD/GDIF/0142USDSTR	0000011140	USD	214,000,000	214,000,000	09-Jan-2012	20-Jan-2012	20-Jan-2042
BOND/SELL USD/IBRD/GDIF/0142USDSTR03	0000011161	USD	273,000,000	273,000,000	18-Jan-2012	31-Jan-2012	31-Jan-2042

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 5 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0242USDSTR	0000011208	USD	277,000,000	277,000,000	07-Feb-2012	21-Feb-2012	21-Feb-2042
BOND/SELL USD/IBRD/GDIF/0242USDSTR01	0000011226	USD	277,000,000	277,000,000	14-Feb-2012	24-Feb-2012	24-Feb-2042
BOND/SELL USD/IBRD/GDIF/0342USDSTR01	0000011238	USD	70,722,768	70,722,768	21-Feb-2012	06-Mar-2012	06-Mar-2042
BOND/SELL USD/IBRD/GDIF/0342USDSTR02	0000011261	USD	279,900,000	279,900,000	02-Mar-2012	16-Mar-2012	16-Mar-2042
BOND/SELL USD/IBRD/GDIF/0327USDSTR	0000011265	USD	82,561,597	82,561,597	05-Mar-2012	19-Mar-2012	19-Mar-2027
BOND/SELL USD/IBRD/GDIF/0342USDSTR03	0000011294	USD	290,600,000	290,600,000	14-Mar-2012	28-Mar-2012	28-Mar-2042
BOND/SELL USD/IBRD/GDIF/0327USDSTR01	0000011302	USD	53,621,093	53,621,093	19-Mar-2012	30-Mar-2012	30-Mar-2027
BOND/SELL USD/IBRD/GDIF/0327USDSTR02	0000011303	USD	54,560,234	54,560,234	20-Mar-2012	30-Mar-2012	30-Mar-2027

Total By Currency				2,229,643,608

Total				2,956,528,608

Total New Issuances				14,374,264,431

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 6 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
Gold
BOND/SELL XAU/IBRD/GDIF/0312XAUSTR	0000005656	XAU	(72,000)	(120,706,200)	14-Mar-2002	28-Mar-2002	28-Mar-2012

Total By Currency				(120,706,200)

Total				(120,706,200)

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0112AUD06.68	0000008640	AUD	(10,000,000)	(10,461,500)	11-Jan-2008	24-Jan-2008	24-Jan-2012
BOND/SELL AUD/IBRD/GDIF/0112AUD06.60	0000008945	AUD	(5,000,000)	(5,203,500)	23-May-2008	23-Jun-2008	20-Jan-2012
BOND/SELL AUD/IBRD/GDIF/0112AUD03.20	0000009405	AUD	(30,000,000)	(31,654,500)	08-Jan-2009	22-Jan-2009	23-Jan-2012
BOND/SELL AUD/IBRD/GDIF/0112AUD02.73	0000009418	AUD	(20,900,000)	(22,280,445)	21-Jan-2009	29-Jan-2009	27-Jan-2012
BOND/SELL AUD/IBRD/GDIF/0212AUD02.70	0000009443	AUD	(15,000,000)	(16,137,750)	28-Jan-2009	12-Feb-2009	13-Feb-2012
BOND/SELL AUD/IBRD/GDIF/0212AUD03.18	0000009470	AUD	(5,000,000)	(5,338,750)	10-Feb-2009	26-Feb-2009	27-Feb-2012
BOND/SELL AUD/IBRD/GDIF/0212AUD02.65	0000009490	AUD	(15,500,000)	(16,644,675)	18-Feb-2009	26-Feb-2009	24-Feb-2012
BOND/SELL AUD/IBRD/GDIF/0312AUD03.00	0000009495	AUD	(62,650,000)	(66,336,953)	26-Feb-2009	18-Mar-2009	19-Mar-2012
BOND/SELL AUD/IBRD/GDIF/0312AUD02.75	0000009518	AUD	(11,000,000)	(11,647,350)	06-Mar-2009	19-Mar-2009	19-Mar-2012

Total By Currency				(185,705,423)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0212BRL09.00	0000009990	BRL	(13,220,000)	(7,670,216)	27-Jan-2010	10-Feb-2010	10-Feb-2012
BOND/SELL BRL/IBRD/GDIF/0212BRL09.00	0000010065	BRL	(30,000,000)	(17,405,935)	12-Mar-2010	19-Mar-2010	10-Feb-2012
BOND/SELL BRL/IBRD/GDIF/0212BRL09.00	0000010155	BRL	(35,000,000)	(20,306,925)	26-Apr-2010	04-May-2010	10-Feb-2012

Total By Currency				(45,383,076)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0112EUR01.33	0000009417	EUR	(2,300,000)	(3,021,395)	21-Jan-2009	29-Jan-2009	27-Jan-2012
BOND/SELL EUR/IBRD/GDIF/0212EUR00.90	0000009489	EUR	(900,000)	(1,207,215)	18-Feb-2009	26-Feb-2009	24-Feb-2012

Total By Currency				(4,228,610)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 7 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/0312GHS09.50	0000010048	GHS	(50,000,000)	(28,136,518)	01-Mar-2010	22-Mar-2010	22-Mar-2012

Total By Currency				(28,136,518)

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0312HKD01.90	0000009527	HKD	(250,000,000)	(32,205,704)	12-Mar-2009	19-Mar-2009	19-Mar-2012

Total By Currency				(32,205,704)

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0312JPYSTR	0000004371	JPY	(1,000,000,000)	(12,338,063)	15-Feb-2000	01-Mar-2000	01-Mar-2012

Total By Currency				(12,338,063)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0112NZD04.02	0000009375	NZD	(4,000,000)	(3,175,600)	12-Dec-2008	13-Jan-2009	13-Jan-2012
BOND/SELL NZD/IBRD/GDIF/0112NZD02.82	0000009419	NZD	(4,900,000)	(4,038,090)	21-Jan-2009	29-Jan-2009	27-Jan-2012
BOND/SELL NZD/IBRD/GDIF/0212NZD02.78	0000009488	NZD	(3,400,000)	(2,852,260)	18-Feb-2009	26-Feb-2009	24-Feb-2012

Total By Currency				(10,065,950)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00	0000007761	TRY	(100,000,000)	(56,957,339)	15-Feb-2007	28-Feb-2007	28-Feb-2012
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00	0000009540	TRY	(25,000,000)	(14,239,335)	25-Mar-2009	01-Apr-2009	28-Feb-2012
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00	0000009613	TRY	(20,000,000)	(11,391,468)	27-May-2009	03-Jun-2009	28-Feb-2012
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00	0000009682	TRY	(30,000,000)	(17,087,202)	07-Jul-2009	13-Jul-2009	28-Feb-2012
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00	0000010042	TRY	(50,000,000)	(28,478,669)	25-Feb-2010	04-Mar-2010	28-Feb-2012
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00	0000010066	TRY	(50,000,000)	(28,478,669)	12-Mar-2010	19-Mar-2010	28-Feb-2012

Total By Currency				(156,632,682)

United States Dollar
BOND/SELL USD/IBRD/COLTS/0312USD09.76	0000000557	USD	(550,000)	(550,000)	10-May-1988	10-May-1988	15-Mar-2012
BOND/SELL USD/IBRD/GDIF/0112USD02.82	0000008944	USD	(10,000,000)	(10,000,000)	23-May-2008	23-Jun-2008	20-Jan-2012
BOND/SELL USD/IBRD/GDIF/0112USD00.85	0000009416	USD	(33,900,000)	(33,900,000)	21-Jan-2009	29-Jan-2009	27-Jan-2012
BOND/SELL USD/IBRD/GDIF/0212USD01.08	0000009486	USD	(12,200,000)	(12,200,000)	18-Feb-2009	26-Feb-2009	24-Feb-2012
BOND/SELL USD/IBRD/GDIF/0312USD01.20	0000009531	USD	(5,200,000)	(5,200,000)	13-Mar-2009	26-Mar-2009	26-Mar-2012

Total By Currency				(61,850,000)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 8 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
South African Rand
BOND/SELL ZAR/IBRD/GDIF/0212ZAR07.14	0000006947	ZAR	(60,000,000)	(7,791,196)	20-Jan-2005	17-Feb-2005	10-Feb-2012
BOND/SELL ZAR/IBRD/GDIF/0212ZAR09.24	0000008167	ZAR	(60,000,000)	(7,791,196)	01-Aug-2007	28-Aug-2007	10-Feb-2012
BOND/SELL ZAR/IBRD/GDIF/0112ZAR06.09	0000009395	ZAR	(10,000,000)	(1,277,776)	06-Jan-2009	26-Jan-2009	26-Jan-2012

Total By Currency				(16,860,168)

Total				(553,406,193)

United States Dollar
BOND/SELL USD/IBRD/MLT/0212USD00.00	0000000500	USD	(18,000,000)	(18,000,000)	06-Mar-1985	06-Mar-1985	15-Feb-2012
BOND/SELL USD/IBRD/MLT/0212USD00.001	0000001062	USD	(20,000,000)	(20,000,000)	09-Dec-1985	07-Jan-1986	15-Feb-2012

Total By Currency				(38,000,000)

Total				(38,000,000)

Total Maturities				(712,112,393)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 9 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/1214BRL07.80	0000011151	BRL	(32,500,000)	(18,664,216)	12-Jan-2012	27-Jan-2012	22-Dec-2014
BOND/BUY BRL/IBRD/GDIF/1014BRL07.62	0000011290	BRL	(17,300,000)	(9,555,108)	13-Mar-2012	26-Mar-2012	28-Oct-2014
BOND/BUY BRL/IBRD/GDIF/0415BRL08.22	0000011291	BRL	(12,100,000)	(6,653,653)	13-Mar-2012	27-Mar-2012	28-Apr-2015
BOND/BUY BRL/IBRD/GDIF/0715BRL08.04	0000011292	BRL	(13,720,000)	(7,544,472)	13-Mar-2012	27-Mar-2012	28-Jul-2015
BOND/BUY BRL/IBRD/GDIF/0612BRL08.75	0000011214	BRL	(37,640,000)	(21,915,575)	08-Feb-2012	22-Feb-2012	15-Jun-2012
BOND/BUY BRL/IBRD/GDIF/0813BRL08.15	0000011279	BRL	(11,660,000)	(6,403,251)	09-Mar-2012	23-Mar-2012	28-Aug-2013
BOND/BUY BRL/IBRD/GDIF/0913BRL08.46	0000011280	BRL	(12,520,000)	(6,875,532)	09-Mar-2012	23-Mar-2012	27-Sep-2013
BOND/BUY BRL/IBRD/GDIF/1113BRL09.00	0000011283	BRL	(14,100,000)	(7,743,211)	09-Mar-2012	23-Mar-2012	27-Nov-2013
BOND/BUY BRL/IBRD/GDIF/1213BRL08.76	0000011286	BRL	(11,860,000)	(6,550,496)	12-Mar-2012	26-Mar-2012	19-Dec-2013
BOND/BUY BRL/IBRD/GDIF/0314BRL08.04	0000011289	BRL	(10,500,000)	(5,799,343)	12-Mar-2012	26-Mar-2012	28-Mar-2014

Total By Currency				(97,704,856)

Columbian Peso
BOND/BUY COP/IBRD/GDIF/0912COP07.00	0000011213	COP	(20,000,000,000)	(11,250,650)	08-Feb-2012	22-Feb-2012	10-Sep-2012

Total By Currency				(11,250,650)

Euro Currency
BOND/BUY EUR/IBRD/GDIF/0213ITL05.38E	0000011176	EUR	(10,249,087)	(13,443,215)	23-Jan-2012	07-Feb-2012	25-Feb-2013
BOND/BUY EUR/IBRD/GDIF/1113EURSTR	0000011246	EUR	(18,000,000)	(23,788,800)	24-Feb-2012	09-Mar-2012	08-Nov-2013

Total By Currency				(37,232,015)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000011183	GBP	(46,674,000)	(74,108,977)	26-Jan-2012	08-Feb-2012	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000011184	GBP	(1,941,000)	(3,081,920)	26-Jan-2012	08-Feb-2012	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011190	GBP	(16,000,000)	(25,320,800)	30-Jan-2012	10-Feb-2012	07-Jun-2032

Total By Currency				(102,511,697)

Hungarian Forint
BOND/BUY HUF/IBRD/GDIF/0517HUF05.50	0000011175	HUF	(5,768,000,000)	(25,931,754)	24-Jan-2012	07-Feb-2012	19-May-2017

Total By Currency				(25,931,754)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR02	0000011088	JPY	(100,000,000)	(1,300,644)	06-Dec-2011	10-Jan-2012	08-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0136JPYSTR	0000011092	JPY	(1,000,000,000)	(12,988,700)	06-Dec-2011	11-Jan-2012	11-Jan-2036

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 10 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR20	0000011110	JPY	(1,100,000,000)	(14,321,984)	09-Dec-2011	17-Jan-2012	14-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR12	0000011113	JPY	(100,000,000)	(1,301,999)	12-Dec-2011	17-Jan-2012	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000011133	JPY	(195,000,000)	(2,527,216)	04-Jan-2012	20-Jan-2012	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR10	0000011141	JPY	(100,000,000)	(1,293,410)	10-Jan-2012	24-Jan-2012	25-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0327JPYSTR04	0000011142	JPY	(100,000,000)	(1,293,410)	10-Jan-2012	24-Jan-2012	15-Mar-2027
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR35	0000011156	JPY	(200,000,000)	(2,596,897)	17-Jan-2012	27-Jan-2012	27-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR21	0000011129	JPY	(500,000,000)	(6,523,157)	21-Dec-2011	30-Jan-2012	30-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR11	0000011135	JPY	(200,000,000)	(2,609,944)	04-Jan-2012	06-Feb-2012	05-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR20	0000011200	JPY	(100,000,000)	(1,269,922)	03-Feb-2012	16-Feb-2012	09-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0236JPYSTR02	0000011166	JPY	(1,000,000,000)	(12,555,716)	20-Jan-2012	21-Feb-2012	21-Feb-2036
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR09	0000011202	JPY	(3,000,000,000)	(37,667,148)	07-Feb-2012	21-Feb-2012	17-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR25	0000011207	JPY	(100,000,000)	(1,246,028)	07-Feb-2012	22-Feb-2012	22-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0235JPYSTR03	0000011210	JPY	(300,000,000)	(3,742,748)	08-Feb-2012	23-Feb-2012	14-Feb-2035
BOND/BUY JPY/IBRD/GDIF/1132JPYSTR14	0000011211	JPY	(100,000,000)	(1,247,583)	08-Feb-2012	23-Feb-2012	26-Nov-2032
BOND/BUY JPY/IBRD/GDIF/0240JPYSTR01	0000011182	JPY	(500,000,000)	(6,209,637)	26-Jan-2012	24-Feb-2012	24-Feb-2040
BOND/BUY JPY/IBRD/GDIF/0235JPYSTR06	0000011187	JPY	(1,000,000,000)	(12,400,025)	30-Jan-2012	27-Feb-2012	26-Feb-2035
BOND/BUY JPY/IBRD/GDIF/0237JPYSTR06	0000011188	JPY	(600,000,000)	(7,440,015)	30-Jan-2012	27-Feb-2012	26-Feb-2037
BOND/BUY JPY/IBRD/GDIF/0136JPYSTR01	0000011230	JPY	(500,000,000)	(6,216,586)	16-Feb-2012	29-Feb-2012	30-Jan-2036
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR04	0000011227	JPY	(100,000,000)	(1,233,806)	14-Feb-2012	01-Mar-2012	20-May-2032
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR40	0000011197	JPY	(100,000,000)	(1,227,144)	02-Feb-2012	02-Mar-2012	02-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0336JPYSTR	0000011196	JPY	(1,500,000,000)	(18,462,675)	02-Feb-2012	05-Mar-2012	03-Mar-2036
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR22	0000011256	JPY	(500,000,000)	(6,047,046)	28-Feb-2012	13-Mar-2012	12-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR36	0000011229	JPY	(170,000,000)	(2,034,710)	16-Feb-2012	15-Mar-2012	15-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0727JPYSTR03	0000011259	JPY	(1,000,000,000)	(11,968,881)	29-Feb-2012	15-Mar-2012	26-Jul-2027
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR20	0000011231	JPY	(2,000,000,000)	(24,057,256)	17-Feb-2012	19-Mar-2012	18-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR08	0000011232	JPY	(100,000,000)	(1,202,863)	17-Feb-2012	19-Mar-2012	17-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR05	0000011233	JPY	(500,000,000)	(6,014,314)	17-Feb-2012	19-Mar-2012	19-Mar-2037

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 11 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR36	0000011239	JPY	(2,000,000,000)	(23,819,449)	22-Feb-2012	21-Mar-2012	17-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR11	0000011241	JPY	(500,000,000)	(6,029,545)	23-Feb-2012	22-Mar-2012	19-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0531JPYSTR	0000011277	JPY	(2,000,000,000)	(24,205,749)	09-Mar-2012	23-Mar-2012	14-May-2031
BOND/BUY JPY/IBRD/MLT/0333JPYSTR23	0000011198	JPY	(7,300,000,000)	(88,063,212)	02-Feb-2012	26-Mar-2012	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR14	0000011248	JPY	(1,000,000,000)	(12,063,454)	27-Feb-2012	26-Mar-2012	24-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR05	0000011251	JPY	(1,500,000,000)	(18,095,181)	27-Feb-2012	26-Mar-2012	24-Mar-2034
BOND/BUY JPY/IBRD/GDIF/0927JPYSTR01	0000011252	JPY	(100,000,000)	(1,207,219)	27-Feb-2012	27-Mar-2012	27-Sep-2027
BOND/BUY JPY/IBRD/GDIF/0336JPYSTR04	0000011262	JPY	(500,000,000)	(6,036,096)	05-Mar-2012	27-Mar-2012	27-Mar-2036
BOND/BUY JPY/IBRD/GDIF/0832JPYSTR05	0000011287	JPY	(2,000,000,000)	(24,097,837)	12-Mar-2012	28-Mar-2012	19-Aug-2032

Total By Currency				(412,619,205)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/1012MXN04.25	0000011217	MXN	(150,000,000)	(11,750,007)	08-Feb-2012	17-Feb-2012	01-Oct-2012
BOND/BUY MXN/IBRD/GDIF/0812MXN05.75	0000011220	MXN	(325,000,000)	(25,335,599)	09-Feb-2012	22-Feb-2012	20-Aug-2012

Total By Currency				(37,085,606)

Russian Rouble
BOND/BUY RUB/IBRD/GDIF/0412RUB10.00	0000011216	RUB	(2,400,000,000)	(80,609,949)	08-Feb-2012	22-Feb-2012	05-Apr-2012

Total By Currency				(80,609,949)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0725USDSTR	0000011112	USD	(35,000,000)	(35,000,000)	12-Dec-2011	03-Jan-2012	02-Jul-2025
BOND/BUY USD/IBRD/GDIF/0121USDSTR	0000011107	USD	(30,000,000)	(30,000,000)	08-Dec-2011	25-Jan-2012	25-Jan-2021
BOND/BUY USD/IBRD/GDIF/0720USDSTR01	0000011134	USD	(30,000,000)	(30,000,000)	04-Jan-2012	30-Jan-2012	29-Jul-2020
BOND/BUY USD/IBRD/GDIF/0814USDSTR02	0000011153	USD	(10,000,000)	(10,000,000)	13-Jan-2012	06-Feb-2012	04-Aug-2014
BOND/BUY USD/IBRD/GDIF/0222USDSTR02	0000011157	USD	(20,000,000)	(20,000,000)	17-Jan-2012	07-Feb-2012	07-Feb-2022
BOND/BUY USD/IBRD/GDIF/0214USDSTR02	0000011167	USD	(500,000,000)	(500,000,000)	20-Jan-2012	10-Feb-2012	10-Feb-2014
BOND/BUY USD/IBRD/GDIF/0815USDSTR	0000011171	USD	(9,000,000)	(9,000,000)	23-Jan-2012	21-Feb-2012	19-Aug-2015
BOND/BUY USD/IBRD/GDIF/0222USDSTR01	0000011180	USD	(20,000,000)	(20,000,000)	25-Jan-2012	22-Feb-2012	22-Feb-2022
BOND/BUY USD/IBRD/GDIF/1113USDSTR02	0000011191	USD	(600,000,000)	(600,000,000)	31-Jan-2012	22-Feb-2012	22-Nov-2013
BOND/BUY USD/IBRD/GDIF/0222USDSTR03	0000011192	USD	(20,000,000)	(20,000,000)	31-Jan-2012	22-Feb-2012	22-Feb-2022

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 12 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY USD/IBRD/GDIF/1116USDSTR01	0000011194	USD	(25,000,000)	(25,000,000)	02-Feb-2012	23-Feb-2012	23-Nov-2016
BOND/BUY USD/IBRD/GDIF/0825USDSTR	0000011189	USD	(19,000,000)	(19,000,000)	30-Jan-2012	27-Feb-2012	27-Aug-2025
BOND/BUY USD/IBRD/GDIF/0239USDSTR01	0000011201	USD	(30,000,000)	(30,000,000)	06-Feb-2012	27-Feb-2012	25-Feb-2039
BOND/BUY USD/IBRD/GDIF/1212USDSTR06	0000011221	USD	(500,000,000)	(500,000,000)	09-Feb-2012	01-Mar-2012	17-Dec-2012
BOND/BUY USD/IBRD/GDIF/0916USDSTR02	0000011224	USD	(5,000,000)	(5,000,000)	13-Feb-2012	06-Mar-2012	06-Sep-2016
BOND/BUY USD/IBRD/GDIF/0916USDSTR03	0000011225	USD	(5,000,000)	(5,000,000)	13-Feb-2012	06-Mar-2012	06-Sep-2016
BOND/BUY USD/IBRD/GDIF/0113USDSTR01	0000011249	USD	(50,000,000)	(50,000,000)	27-Feb-2012	15-Mar-2012	15-Jan-2013
BOND/BUY USD/IBRD/GDIF/0916USDSTR05	0000011250	USD	(50,000,000)	(50,000,000)	27-Feb-2012	16-Mar-2012	16-Sep-2016
BOND/BUY USD/IBRD/GDIF/0113USDSTR	0000011253	USD	(400,000,000)	(400,000,000)	27-Feb-2012	19-Mar-2012	02-Jan-2013
BOND/BUY USD/IBRD/GDIF/0916USDSTR08	0000011281	USD	(10,000,000)	(10,000,000)	09-Mar-2012	30-Mar-2012	30-Sep-2016
BOND/BUY USD/IBRD/GDIF/0916USDSTR07	0000011282	USD	(5,000,000)	(5,000,000)	09-Mar-2012	30-Mar-2012	30-Sep-2016

Total By Currency				(2,373,000,000)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/1015ZAR00.50	0000011162	ZAR	(216,000,000)	(27,910,763)	18-Jan-2012	01-Feb-2012	15-Oct-2015

Total By Currency				(27,910,763)

Total				(3,205,856,496)

Euro Currency
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000011144	EUR	(22,494,280)	(29,154,837)	11-Jan-2012	25-Jan-2012	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011181	EUR	(7,746,853)	(10,194,472)	25-Jan-2012	03-Feb-2012	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000011267	EUR	(21,852,615)	(28,849,822)	06-Mar-2012	20-Mar-2012	08-Nov-2016

Total By Currency				(68,199,131)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0141USDSTR	0000011132	USD	(144,088,943)	(144,088,943)	03-Jan-2012	20-Jan-2012	20-Jan-2041
BOND/BUY USD/IBRD/GDIF/0141USDSTR01	0000011137	USD	(45,758,544)	(45,758,544)	05-Jan-2012	27-Jan-2012	27-Jan-2041
BOND/BUY USD/IBRD/GDIF/0241USDSTR	0000011195	USD	(156,029,349)	(156,029,349)	02-Feb-2012	23-Feb-2012	23-Feb-2041
BOND/BUY USD/IBRD/GDIF/0326USDSTR	0000011254	USD	(49,789,783)	(49,789,783)	27-Feb-2012	19-Mar-2012	18-Mar-2026

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2012 through March 31, 2012

Page 13 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY USD/IBRD/GDIF/0339USDSTR08	0000011264	USD	(175,751,209)	(175,751,209)	06-Mar-2012	26-Mar-2012	24-Mar-2039
BOND/BUY USD/IBRD/GDIF/0326USDSTR01	0000011275	USD	(49,789,783)	(49,789,783)	08-Mar-2012	29-Mar-2012	29-Mar-2026

Total By Currency				(621,207,611)

Total				(689,406,741)

Total Retirements				(3,895,263,237)

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS006JAN12	0010202941	USD	150,000,000	150,000,000	05-Jan-2012	05-Jan-2012	06-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006JAN12	0010202945	USD	200,000,000	200,000,000	05-Jan-2012	05-Jan-2012	06-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010203029	USD	200,000,000	200,000,000	06-Jan-2012	06-Jan-2012	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010203063	USD	200,000,000	200,000,000	09-Jan-2012	09-Jan-2012	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010203064	USD	150,000,000	150,000,000	09-Jan-2012	09-Jan-2012	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAR12	0010203073	USD	50,000,000	50,000,000	09-Jan-2012	09-Jan-2012	01-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS011JAN12	0010203291	USD	200,000,000	200,000,000	10-Jan-2012	10-Jan-2012	11-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS011JAN12	0010203292	USD	150,000,000	150,000,000	10-Jan-2012	10-Jan-2012	11-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS002APR12	0010203074	USD	150,000,000	150,000,000	09-Jan-2012	11-Jan-2012	02-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010203862	USD	200,000,000	200,000,000	11-Jan-2012	11-Jan-2012	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010203863	USD	150,000,000	150,000,000	11-Jan-2012	11-Jan-2012	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS023APR12	0010203899	USD	1,000,000	1,000,000	11-Jan-2012	11-Jan-2012	23-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010204054	USD	200,000,000	200,000,000	12-Jan-2012	12-Jan-2012	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010204055	USD	150,000,000	150,000,000	12-Jan-2012	12-Jan-2012	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010204183	USD	90,000,000	90,000,000	13-Jan-2012	13-Jan-2012	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS018JAN12	0010204321	USD	150,000,000	150,000,000	17-Jan-2012	17-Jan-2012	18-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010204389	USD	110,000,000	110,000,000	18-Jan-2012	18-Jan-2012	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010204436	USD	90,000,000	90,000,000	18-Jan-2012	18-Jan-2012	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS020JAN12	0010204519	USD	96,000,000	96,000,000	19-Jan-2012	19-Jan-2012	20-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS020JAN12	0010204536	USD	25,000,000	25,000,000	19-Jan-2012	19-Jan-2012	20-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS018APR12	0010204535	USD	7,000,000	7,000,000	19-Jan-2012	20-Jan-2012	18-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS006JUN12	0010204549	USD	10,020,000	10,020,000	19-Jan-2012	20-Jan-2012	06-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS023JAN12	0010204864	USD	200,000,000	200,000,000	20-Jan-2012	20-Jan-2012	23-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JUL12	0010204865	USD	125,000,000	125,000,000	20-Jan-2012	20-Jan-2012	13-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS024JAN12	0010204891	USD	150,000,000	150,000,000	23-Jan-2012	23-Jan-2012	24-Jan-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS024JAN12	0010204900	USD	25,000,000	25,000,000	23-Jan-2012	23-Jan-2012	24-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010204924	USD	110,250,000	110,250,000	24-Jan-2012	24-Jan-2012	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010204925	USD	100,000,000	100,000,000	24-Jan-2012	24-Jan-2012	24-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JAN12	0010204928	USD	100,000,000	100,000,000	24-Jan-2012	24-Jan-2012	25-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JAN12	0010204930	USD	200,000,000	200,000,000	24-Jan-2012	24-Jan-2012	25-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010204929	USD	11,443,000	11,443,000	24-Jan-2012	25-Jan-2012	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010204933	USD	100,000,000	100,000,000	24-Jan-2012	25-Jan-2012	24-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010204936	USD	100,000,000	100,000,000	24-Jan-2012	25-Jan-2012	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010204952	USD	105,000,000	105,000,000	25-Jan-2012	25-Jan-2012	24-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS026JAN12	0010204953	USD	200,000,000	200,000,000	25-Jan-2012	25-Jan-2012	26-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS014FEB12	0010204956	USD	150,000,000	150,000,000	25-Jan-2012	25-Jan-2012	14-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS026JAN12	0010204960	USD	150,000,000	150,000,000	25-Jan-2012	25-Jan-2012	26-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS028FEB12	0010204954	USD	250,000,000	250,000,000	25-Jan-2012	26-Jan-2012	28-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS005MAR12	0010204955	USD	200,000,000	200,000,000	25-Jan-2012	26-Jan-2012	05-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JAN12	0010205098	USD	150,000,000	150,000,000	26-Jan-2012	26-Jan-2012	27-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JAN12	0010205099	USD	200,000,000	200,000,000	26-Jan-2012	26-Jan-2012	27-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JUL12	0010205253	USD	1,000,000,000	1,000,000,000	26-Jan-2012	27-Jan-2012	27-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010205286	USD	5,000,000	5,000,000	26-Jan-2012	27-Jan-2012	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS030JAN12	0010205310	USD	200,000,000	200,000,000	27-Jan-2012	27-Jan-2012	30-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010205317	USD	350,000,000	350,000,000	27-Jan-2012	30-Jan-2012	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS031JAN12	0010205354	USD	150,000,000	150,000,000	30-Jan-2012	30-Jan-2012	31-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS031JAN12	0010205359	USD	200,000,000	200,000,000	30-Jan-2012	30-Jan-2012	31-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAY12	0010205440	USD	100,000,000	100,000,000	31-Jan-2012	31-Jan-2012	01-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS029FEB12	0010205471	USD	15,000,000	15,000,000	31-Jan-2012	31-Jan-2012	29-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010205547	USD	60,000,000	60,000,000	31-Jan-2012	01-Feb-2012	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS030MAR12	0010205847	USD	25,000,000	25,000,000	01-Feb-2012	01-Feb-2012	30-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS002FEB12	0010205848	USD	200,000,000	200,000,000	01-Feb-2012	01-Feb-2012	02-Feb-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015JUN12	0010205881	USD	30,000,000	30,000,000	02-Feb-2012	02-Feb-2012	15-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JUL12	0010205886	USD	31,991,000	31,991,000	02-Feb-2012	02-Feb-2012	13-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS003FEB12	0010205887	USD	67,000,000	67,000,000	02-Feb-2012	02-Feb-2012	03-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS006AUG12	0010205892	USD	28,000,000	28,000,000	02-Feb-2012	03-Feb-2012	06-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010205908	USD	200,000,000	200,000,000	03-Feb-2012	03-Feb-2012	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS006JUN12	0010205912	USD	8,710,000	8,710,000	03-Feb-2012	06-Feb-2012	06-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS008AUG12	0010205962	USD	100,000,000	100,000,000	06-Feb-2012	06-Feb-2012	08-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS007FEB12	0010205969	USD	200,000,000	200,000,000	06-Feb-2012	06-Feb-2012	07-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS008FEB12	0010205979	USD	100,000,000	100,000,000	07-Feb-2012	07-Feb-2012	08-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS010AUG12	0010206161	USD	100,000,000	100,000,000	08-Feb-2012	08-Feb-2012	10-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS009FEB12	0010206175	USD	30,000,000	30,000,000	08-Feb-2012	08-Feb-2012	09-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS004MAY12	0010205978	USD	50,000,000	50,000,000	07-Feb-2012	09-Feb-2012	04-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS010FEB12	0010206255	USD	90,000,000	90,000,000	09-Feb-2012	09-Feb-2012	10-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010206640	USD	50,000,000	50,000,000	10-Feb-2012	10-Feb-2012	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013AUG12	0010206186	USD	100,000,000	100,000,000	09-Feb-2012	13-Feb-2012	13-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS014MAY12	0010206745	USD	8,000,000	8,000,000	13-Feb-2012	13-Feb-2012	14-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS014FEB12	0010206752	USD	58,000,000	58,000,000	13-Feb-2012	13-Feb-2012	14-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS012MAR12	0010206753	USD	50,000,000	50,000,000	13-Feb-2012	13-Feb-2012	12-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS014MAY12	0010206746	USD	7,000,000	7,000,000	13-Feb-2012	14-Feb-2012	14-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS014MAY12	0010206747	USD	2,000,000	2,000,000	13-Feb-2012	14-Feb-2012	14-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010206809	USD	46,000,000	46,000,000	14-Feb-2012	14-Feb-2012	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010206812	USD	25,000,000	25,000,000	14-Feb-2012	14-Feb-2012	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS016FEB12	0010207416	USD	40,000,000	40,000,000	15-Feb-2012	15-Feb-2012	16-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010206802	USD	150,000,000	150,000,000	14-Feb-2012	16-Feb-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010207402	USD	100,000,000	100,000,000	15-Feb-2012	17-Feb-2012	17-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS021FEB12	0010207806	USD	200,000,000	200,000,000	17-Feb-2012	17-Feb-2012	21-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS022FEB12	0010207843	USD	200,000,000	200,000,000	21-Feb-2012	21-Feb-2012	22-Feb-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS023FEB12	0010207901	USD	200,000,000	200,000,000	22-Feb-2012	22-Feb-2012	23-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS023AUG12	0010207842	USD	150,000,000	150,000,000	21-Feb-2012	23-Feb-2012	23-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010207917	USD	200,000,000	200,000,000	23-Feb-2012	23-Feb-2012	24-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010207935	USD	105,000,000	105,000,000	24-Feb-2012	24-Feb-2012	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS028FEB12	0010207946	USD	200,000,000	200,000,000	27-Feb-2012	27-Feb-2012	28-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS029FEB12	0010207996	USD	200,000,000	200,000,000	28-Feb-2012	28-Feb-2012	29-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAR12	0010208081	USD	200,000,000	200,000,000	29-Feb-2012	29-Feb-2012	01-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS030MAR12	0010208128	USD	50,000,000	50,000,000	29-Feb-2012	29-Feb-2012	30-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS006MAR12	0010208474	USD	27,000,000	27,000,000	05-Mar-2012	05-Mar-2012	06-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS007MAR12	0010208518	USD	27,000,000	27,000,000	06-Mar-2012	06-Mar-2012	07-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS012MAR12	0010209330	USD	9,595,000	9,595,000	09-Mar-2012	09-Mar-2012	12-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS011MAY12	0010209456	USD	5,000,000	5,000,000	12-Mar-2012	12-Mar-2012	11-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS011MAY12	0010209457	USD	1,500,000	1,500,000	12-Mar-2012	13-Mar-2012	11-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS024MAY12	0010209729	USD	100,000,000	100,000,000	13-Mar-2012	13-Mar-2012	24-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS014MAY12	0010210033	USD	100,000,000	100,000,000	14-Mar-2012	14-Mar-2012	14-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS017MAY12	0010210032	USD	250,000,000	250,000,000	14-Mar-2012	15-Mar-2012	17-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS015MAY12	0010210196	USD	150,000,000	150,000,000	15-Mar-2012	15-Mar-2012	15-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS011MAY12	0010210627	USD	100,000,000	100,000,000	21-Mar-2012	21-Mar-2012	11-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS027APR12	0010210612	USD	200,000,000	200,000,000	21-Mar-2012	22-Mar-2012	27-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS023APR12	0010210613	USD	300,000,000	300,000,000	21-Mar-2012	22-Mar-2012	23-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS016APR12	0010210701	USD	110,000,000	110,000,000	22-Mar-2012	22-Mar-2012	16-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS004APR12	0010210702	USD	300,000,000	300,000,000	22-Mar-2012	22-Mar-2012	04-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS009APR12	0010210703	USD	100,000,000	100,000,000	22-Mar-2012	23-Mar-2012	09-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS001JUN12	0010210716	USD	4,400,000	4,400,000	22-Mar-2012	23-Mar-2012	01-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010210718	USD	20,900,000	20,900,000	22-Mar-2012	23-Mar-2012	17-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS016APR12	0010210719	USD	50,000,000	50,000,000	22-Mar-2012	23-Mar-2012	16-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS027APR12	0010210739	USD	50,000,000	50,000,000	23-Mar-2012	23-Mar-2012	27-Apr-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS030APR12	0010210740	USD	60,000,000	60,000,000	23-Mar-2012	23-Mar-2012	30-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS023APR12	0010210806	USD	50,000,000	50,000,000	26-Mar-2012	26-Mar-2012	23-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JUN12	0010210807	USD	2,500,000	2,500,000	26-Mar-2012	26-Mar-2012	25-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAY12	0010210810	USD	25,000,000	25,000,000	26-Mar-2012	26-Mar-2012	01-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS026APR12	0010210812	USD	100,000,000	100,000,000	26-Mar-2012	26-Mar-2012	26-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAY12	0010210833	USD	25,000,000	25,000,000	26-Mar-2012	27-Mar-2012	01-May-2012
DIN/SELL USD/IBRD/DIN IBRDUS005APR12	0010210864	USD	100,000,000	100,000,000	27-Mar-2012	27-Mar-2012	05-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS005APR12	0010210866	USD	100,000,000	100,000,000	27-Mar-2012	27-Mar-2012	05-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS005APR12	0010210868	USD	110,000,000	110,000,000	27-Mar-2012	27-Mar-2012	05-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS005APR12	0010210882	USD	20,000,000	20,000,000	27-Mar-2012	27-Mar-2012	05-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS005APR12	0010210869	USD	30,000,000	30,000,000	27-Mar-2012	28-Mar-2012	05-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS005APR12	0010210870	USD	50,000,000	50,000,000	27-Mar-2012	28-Mar-2012	05-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS009APR12	0010210871	USD	200,000,000	200,000,000	27-Mar-2012	28-Mar-2012	09-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS006APR12	0010210874	USD	20,000,000	20,000,000	27-Mar-2012	28-Mar-2012	06-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS005APR12	0010210879	USD	100,000,000	100,000,000	27-Mar-2012	28-Mar-2012	05-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS030APR12	0010210872	USD	100,000,000	100,000,000	27-Mar-2012	29-Mar-2012	30-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS025OCT12	0010210917	USD	20,000,000	20,000,000	29-Mar-2012	29-Mar-2012	25-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS030APR12	0010210867	USD	200,000,000	200,000,000	27-Mar-2012	30-Mar-2012	30-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS002APR12	0010210873	USD	20,000,000	20,000,000	27-Mar-2012	30-Mar-2012	02-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS011JUN12	0010210883	USD	300,000,000	300,000,000	27-Mar-2012	30-Mar-2012	11-Jun-2012
DIN/SELL USD/IBRD/DIN IBRDUS002APR12	0010210890	USD	200,000,000	200,000,000	28-Mar-2012	30-Mar-2012	02-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS002APR12	0010210897	USD	100,000,000	100,000,000	28-Mar-2012	30-Mar-2012	02-Apr-2012
DIN/SELL USD/IBRD/DIN IBRDUS002APR12	0010210899	USD	100,000,000	100,000,000	28-Mar-2012	30-Mar-2012	02-Apr-2012

Total By Currency				14,975,309,000

Total				14,975,309,000

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/0313GHS10.25	0000011297	GHS	24,000,000	13,884,871	15-Mar-2012	22-Mar-2012	22-Mar-2013

Total By Currency				13,884,871

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0313NGN14.50	0000011300	NGN	7,860,000,000	49,778,323	16-Mar-2012	28-Mar-2012	28-Mar-2013

Total By Currency				49,778,323

Total				63,663,194

Total New Issuances				15,038,972,194

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS011JAN12	0010183114	USD	(15,000,000)	(15,000,000)	05-Jul-2011	05-Jul-2011	11-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010183133	USD	(6,000,000)	(6,000,000)	05-Jul-2011	06-Jul-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS003JAN12	0010183997	USD	(23,000,000)	(23,000,000)	13-Jul-2011	13-Jul-2011	03-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010184406	USD	(415,000,000)	(415,000,000)	15-Jul-2011	15-Jul-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010185195	USD	(10,025,000)	(10,025,000)	19-Jul-2011	19-Jul-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS020JAN12	0010186024	USD	(7,000,000)	(7,000,000)	03-Aug-2011	04-Aug-2011	20-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010186314	USD	(9,495,000)	(9,495,000)	08-Aug-2011	08-Aug-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010186332	USD	(17,545,000)	(17,545,000)	08-Aug-2011	08-Aug-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010186425	USD	(25,000,000)	(25,000,000)	09-Aug-2011	09-Aug-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010187442	USD	(220,000,000)	(220,000,000)	15-Aug-2011	15-Aug-2011	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010187574	USD	(100,000,000)	(100,000,000)	16-Aug-2011	16-Aug-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS016FEB12	0010188057	USD	(50,000,000)	(50,000,000)	17-Aug-2011	17-Aug-2011	16-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS017FEB12	0010188207	USD	(100,000,000)	(100,000,000)	18-Aug-2011	18-Aug-2011	17-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010194534	USD	(250,000,000)	(250,000,000)	12-Oct-2011	13-Oct-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS003FEB12	0010194535	USD	(250,000,000)	(250,000,000)	12-Oct-2011	13-Oct-2011	03-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010194812	USD	(5,000,000)	(5,000,000)	13-Oct-2011	14-Oct-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS021FEB12	0010195045	USD	(50,000,000)	(50,000,000)	14-Oct-2011	17-Oct-2011	21-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS020MAR12	0010195046	USD	(50,000,000)	(50,000,000)	14-Oct-2011	17-Oct-2011	20-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010195048	USD	(250,000,000)	(250,000,000)	14-Oct-2011	17-Oct-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS002FEB12	0010195054	USD	(250,000,000)	(250,000,000)	14-Oct-2011	17-Oct-2011	02-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010195044	USD	(50,000,000)	(50,000,000)	14-Oct-2011	18-Oct-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010196304	USD	(7,000,000)	(7,000,000)	26-Oct-2011	26-Oct-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010196993	USD	(100,000,000)	(100,000,000)	04-Nov-2011	07-Nov-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010197018	USD	(100,000,000)	(100,000,000)	07-Nov-2011	08-Nov-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS003JAN12	0010198126	USD	(50,000,000)	(50,000,000)	14-Nov-2011	14-Nov-2011	03-Jan-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010198160	USD	(3,000,000)	(3,000,000)	14-Nov-2011	14-Nov-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010198179	USD	(3,000,000)	(3,000,000)	14-Nov-2011	14-Nov-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS014MAR12	0010198342	USD	(5,000,000)	(5,000,000)	15-Nov-2011	15-Nov-2011	14-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010198282	USD	(7,000,000)	(7,000,000)	15-Nov-2011	16-Nov-2011	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS017FEB12	0010198294	USD	(10,000,000)	(10,000,000)	15-Nov-2011	17-Nov-2011	17-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010198561	USD	(50,000,000)	(50,000,000)	16-Nov-2011	17-Nov-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010198770	USD	(100,000,000)	(100,000,000)	17-Nov-2011	17-Nov-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010198797	USD	(23,490,000)	(23,490,000)	17-Nov-2011	17-Nov-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010199041	USD	(50,000,000)	(50,000,000)	21-Nov-2011	21-Nov-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010199044	USD	(200,000,000)	(200,000,000)	21-Nov-2011	21-Nov-2011	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010199136	USD	(10,460,000)	(10,460,000)	22-Nov-2011	23-Nov-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010199214	USD	(50,000,000)	(50,000,000)	23-Nov-2011	23-Nov-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010199222	USD	(250,000,000)	(250,000,000)	23-Nov-2011	23-Nov-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS022FEB12	0010199302	USD	(350,000,000)	(350,000,000)	28-Nov-2011	29-Nov-2011	22-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS019MAR12	0010199303	USD	(350,000,000)	(350,000,000)	28-Nov-2011	29-Nov-2011	19-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS028FEB12	0010199301	USD	(250,000,000)	(250,000,000)	28-Nov-2011	30-Nov-2011	28-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010199397	USD	(50,000,000)	(50,000,000)	30-Nov-2011	30-Nov-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010199411	USD	(22,055,000)	(22,055,000)	30-Nov-2011	01-Dec-2011	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS023JAN12	0010199685	USD	(105,000,000)	(105,000,000)	01-Dec-2011	01-Dec-2011	23-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010199686	USD	(21,000,000)	(21,000,000)	01-Dec-2011	01-Dec-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010199690	USD	(50,000,000)	(50,000,000)	01-Dec-2011	01-Dec-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010199687	USD	(100,000,000)	(100,000,000)	01-Dec-2011	02-Dec-2011	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010199706	USD	(142,000,000)	(142,000,000)	01-Dec-2011	02-Dec-2011	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010199712	USD	(12,300,000)	(12,300,000)	02-Dec-2011	02-Dec-2011	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010199719	USD	(20,000,000)	(20,000,000)	02-Dec-2011	02-Dec-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS004JAN12	0010199720	USD	(50,000,000)	(50,000,000)	02-Dec-2011	02-Dec-2011	04-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010199765	USD	(60,000,000)	(60,000,000)	05-Dec-2011	05-Dec-2011	05-Jan-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS007FEB12	0010199789	USD	(100,000,000)	(100,000,000)	06-Dec-2011	06-Dec-2011	07-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010199790	USD	(125,000,000)	(125,000,000)	06-Dec-2011	06-Dec-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010199813	USD	(25,000,000)	(25,000,000)	06-Dec-2011	06-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS030JAN12	0010199816	USD	(300,000,000)	(300,000,000)	06-Dec-2011	06-Dec-2011	30-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010199820	USD	(500,000)	(500,000)	06-Dec-2011	06-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS003JAN12	0010199912	USD	(40,000,000)	(40,000,000)	07-Dec-2011	07-Dec-2011	03-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS026JAN12	0010199817	USD	(400,000,000)	(400,000,000)	06-Dec-2011	08-Dec-2011	26-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS022MAR12	0010200072	USD	(2,094,000)	(2,094,000)	08-Dec-2011	09-Dec-2011	22-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010200763	USD	(4,000,000)	(4,000,000)	12-Dec-2011	12-Dec-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010200764	USD	(2,200,000)	(2,200,000)	12-Dec-2011	12-Dec-2011	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010200765	USD	(50,000,000)	(50,000,000)	12-Dec-2011	12-Dec-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010200766	USD	(10,360,000)	(10,360,000)	12-Dec-2011	12-Dec-2011	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010200769	USD	(30,000,000)	(30,000,000)	12-Dec-2011	12-Dec-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010200898	USD	(100,000,000)	(100,000,000)	13-Dec-2011	13-Dec-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010201248	USD	(100,000,000)	(100,000,000)	14-Dec-2011	14-Dec-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010201247	USD	(100,000,000)	(100,000,000)	14-Dec-2011	15-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010FEB12	0010201249	USD	(100,000,000)	(100,000,000)	14-Dec-2011	15-Dec-2011	10-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010201256	USD	(500,000,000)	(500,000,000)	14-Dec-2011	15-Dec-2011	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010201257	USD	(350,000,000)	(350,000,000)	14-Dec-2011	15-Dec-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010201398	USD	(100,000,000)	(100,000,000)	15-Dec-2011	15-Dec-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010201438	USD	(5,000,000)	(5,000,000)	15-Dec-2011	15-Dec-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010201790	USD	(60,000,000)	(60,000,000)	16-Dec-2011	20-Dec-2011	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010201930	USD	(5,000,000)	(5,000,000)	19-Dec-2011	20-Dec-2011	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS019MAR12	0010202093	USD	(45,000,000)	(45,000,000)	22-Dec-2011	27-Dec-2011	19-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS006JAN12	0010202239	USD	(700,000,000)	(700,000,000)	28-Dec-2011	29-Dec-2011	06-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010202268	USD	(450,000,000)	(450,000,000)	28-Dec-2011	29-Dec-2011	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS030MAR12	0010202301	USD	(123,000,000)	(123,000,000)	29-Dec-2011	29-Dec-2011	30-Mar-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS006JAN12	0010202941	USD	(150,000,000)	(150,000,000)	05-Jan-2012	05-Jan-2012	06-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006JAN12	0010202945	USD	(200,000,000)	(200,000,000)	05-Jan-2012	05-Jan-2012	06-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010203029	USD	(200,000,000)	(200,000,000)	06-Jan-2012	06-Jan-2012	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010203063	USD	(200,000,000)	(200,000,000)	09-Jan-2012	09-Jan-2012	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN12	0010203064	USD	(150,000,000)	(150,000,000)	09-Jan-2012	09-Jan-2012	10-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAR12	0010203073	USD	(50,000,000)	(50,000,000)	09-Jan-2012	09-Jan-2012	01-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS011JAN12	0010203291	USD	(200,000,000)	(200,000,000)	10-Jan-2012	10-Jan-2012	11-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS011JAN12	0010203292	USD	(150,000,000)	(150,000,000)	10-Jan-2012	10-Jan-2012	11-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010203862	USD	(200,000,000)	(200,000,000)	11-Jan-2012	11-Jan-2012	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010203863	USD	(150,000,000)	(150,000,000)	11-Jan-2012	11-Jan-2012	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010204054	USD	(200,000,000)	(200,000,000)	12-Jan-2012	12-Jan-2012	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JAN12	0010204055	USD	(150,000,000)	(150,000,000)	12-Jan-2012	12-Jan-2012	13-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010204183	USD	(90,000,000)	(90,000,000)	13-Jan-2012	13-Jan-2012	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS018JAN12	0010204321	USD	(150,000,000)	(150,000,000)	17-Jan-2012	17-Jan-2012	18-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010204389	USD	(110,000,000)	(110,000,000)	18-Jan-2012	18-Jan-2012	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JAN12	0010204436	USD	(90,000,000)	(90,000,000)	18-Jan-2012	18-Jan-2012	19-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS020JAN12	0010204519	USD	(96,000,000)	(96,000,000)	19-Jan-2012	19-Jan-2012	20-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS020JAN12	0010204536	USD	(25,000,000)	(25,000,000)	19-Jan-2012	19-Jan-2012	20-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS023JAN12	0010204864	USD	(200,000,000)	(200,000,000)	20-Jan-2012	20-Jan-2012	23-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS024JAN12	0010204891	USD	(150,000,000)	(150,000,000)	23-Jan-2012	23-Jan-2012	24-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS024JAN12	0010204900	USD	(25,000,000)	(25,000,000)	23-Jan-2012	23-Jan-2012	24-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010204924	USD	(110,250,000)	(110,250,000)	24-Jan-2012	24-Jan-2012	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010204925	USD	(100,000,000)	(100,000,000)	24-Jan-2012	24-Jan-2012	24-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JAN12	0010204928	USD	(100,000,000)	(100,000,000)	24-Jan-2012	24-Jan-2012	25-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JAN12	0010204930	USD	(200,000,000)	(200,000,000)	24-Jan-2012	24-Jan-2012	25-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB12	0010204929	USD	(11,443,000)	(11,443,000)	24-Jan-2012	25-Jan-2012	01-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010204933	USD	(100,000,000)	(100,000,000)	24-Jan-2012	25-Jan-2012	24-Feb-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010204936	USD	(100,000,000)	(100,000,000)	24-Jan-2012	25-Jan-2012	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010204952	USD	(105,000,000)	(105,000,000)	25-Jan-2012	25-Jan-2012	24-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS026JAN12	0010204953	USD	(200,000,000)	(200,000,000)	25-Jan-2012	25-Jan-2012	26-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS014FEB12	0010204956	USD	(150,000,000)	(150,000,000)	25-Jan-2012	25-Jan-2012	14-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS026JAN12	0010204960	USD	(150,000,000)	(150,000,000)	25-Jan-2012	25-Jan-2012	26-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS028FEB12	0010204954	USD	(250,000,000)	(250,000,000)	25-Jan-2012	26-Jan-2012	28-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS005MAR12	0010204955	USD	(200,000,000)	(200,000,000)	25-Jan-2012	26-Jan-2012	05-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JAN12	0010205098	USD	(150,000,000)	(150,000,000)	26-Jan-2012	26-Jan-2012	27-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JAN12	0010205099	USD	(200,000,000)	(200,000,000)	26-Jan-2012	26-Jan-2012	27-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010205286	USD	(5,000,000)	(5,000,000)	26-Jan-2012	27-Jan-2012	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS030JAN12	0010205310	USD	(200,000,000)	(200,000,000)	27-Jan-2012	27-Jan-2012	30-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010205317	USD	(350,000,000)	(350,000,000)	27-Jan-2012	30-Jan-2012	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS031JAN12	0010205354	USD	(150,000,000)	(150,000,000)	30-Jan-2012	30-Jan-2012	31-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS031JAN12	0010205359	USD	(200,000,000)	(200,000,000)	30-Jan-2012	30-Jan-2012	31-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS029FEB12	0010205471	USD	(15,000,000)	(15,000,000)	31-Jan-2012	31-Jan-2012	29-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS009MAR12	0010205547	USD	(60,000,000)	(60,000,000)	31-Jan-2012	01-Feb-2012	09-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS030MAR12	0010205847	USD	(25,000,000)	(25,000,000)	01-Feb-2012	01-Feb-2012	30-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS002FEB12	0010205848	USD	(200,000,000)	(200,000,000)	01-Feb-2012	01-Feb-2012	02-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS003FEB12	0010205887	USD	(67,000,000)	(67,000,000)	02-Feb-2012	02-Feb-2012	03-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010205908	USD	(200,000,000)	(200,000,000)	03-Feb-2012	03-Feb-2012	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS007FEB12	0010205969	USD	(200,000,000)	(200,000,000)	06-Feb-2012	06-Feb-2012	07-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS008FEB12	0010205979	USD	(100,000,000)	(100,000,000)	07-Feb-2012	07-Feb-2012	08-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS009FEB12	0010206175	USD	(30,000,000)	(30,000,000)	08-Feb-2012	08-Feb-2012	09-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS010FEB12	0010206255	USD	(90,000,000)	(90,000,000)	09-Feb-2012	09-Feb-2012	10-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010206640	USD	(50,000,000)	(50,000,000)	10-Feb-2012	10-Feb-2012	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS014FEB12	0010206752	USD	(58,000,000)	(58,000,000)	13-Feb-2012	13-Feb-2012	14-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS012MAR12	0010206753	USD	(50,000,000)	(50,000,000)	13-Feb-2012	13-Feb-2012	12-Mar-2012

SEC Report - Changes in Borrowings

Short Term

January 01, 2012 through March 31, 2012

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010206809	USD	(46,000,000)	(46,000,000)	14-Feb-2012	14-Feb-2012	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010206812	USD	(25,000,000)	(25,000,000)	14-Feb-2012	14-Feb-2012	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS016FEB12	0010207416	USD	(40,000,000)	(40,000,000)	15-Feb-2012	15-Feb-2012	16-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS021FEB12	0010207806	USD	(200,000,000)	(200,000,000)	17-Feb-2012	17-Feb-2012	21-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS022FEB12	0010207843	USD	(200,000,000)	(200,000,000)	21-Feb-2012	21-Feb-2012	22-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS023FEB12	0010207901	USD	(200,000,000)	(200,000,000)	22-Feb-2012	22-Feb-2012	23-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS024FEB12	0010207917	USD	(200,000,000)	(200,000,000)	23-Feb-2012	23-Feb-2012	24-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS027FEB12	0010207935	USD	(105,000,000)	(105,000,000)	24-Feb-2012	24-Feb-2012	27-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS028FEB12	0010207946	USD	(200,000,000)	(200,000,000)	27-Feb-2012	27-Feb-2012	28-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS029FEB12	0010207996	USD	(200,000,000)	(200,000,000)	28-Feb-2012	28-Feb-2012	29-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS001MAR12	0010208081	USD	(200,000,000)	(200,000,000)	29-Feb-2012	29-Feb-2012	01-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS030MAR12	0010208128	USD	(50,000,000)	(50,000,000)	29-Feb-2012	29-Feb-2012	30-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS006MAR12	0010208474	USD	(27,000,000)	(27,000,000)	05-Mar-2012	05-Mar-2012	06-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS007MAR12	0010208518	USD	(27,000,000)	(27,000,000)	06-Mar-2012	06-Mar-2012	07-Mar-2012
DIN/SELL USD/IBRD/DIN IBRDUS012MAR12	0010209330	USD	(9,595,000)	(9,595,000)	09-Mar-2012	09-Mar-2012	12-Mar-2012

Total By Currency				(17,423,812,000)

Total				(17,423,812,000)

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0112NGN09.75	0000010547	NGN	(6,100,000,000)	(37,829,455)	13-Jan-2011	31-Jan-2011	31-Jan-2012

Total By Currency				(37,829,455)

Total				(37,829,455)

United States Dollar
BOND/SELL USD/IBRD/DINS/0112USD00.00	0000010855	USD	(1,000,000,000)	(1,000,000,000)	26-Jul-2011	27-Jul-2011	27-Jan-2012

Total By Currency				(1,000,000,000)

Total				(1,000,000,000)

Total Maturity				(18,461,641,455)